Exhibit 99.1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING

AND

PROXY STATEMENT

February 12, 2018

ELBIT VISION SYSTEMS LTD.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS
MARCH 22, 2018

Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company” or “EVS”) will be held at the Company’s offices at 7 Bareket St., Industrial Park Caesarea, Israel, on March 22, 2018 at 4:00 P.M (local time), or at any adjournment thereof, for the following purposes:

1.          To approve, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), the merger of EVS with Belinor Ltd. (the “Merger Sub”), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Uster Technologies AG, a company organized under the laws of Switzerland (“Parent”), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into EVS, with EVS surviving and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of February 11,  2018 (the “Merger Agreement”), by and among EVS, Merger Sub and Parent; (iii) the consideration to be received by EVS shareholders in the Merger, consisting of an amount in cash equal to US$3.40 (the “Per Share Merger Consideration”) without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share of the Company par value NIS 10.00 (“Ordinary Share”) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such option (the “Excess Amount”), without any interest thereon, and subject to the withholding of any applicable taxes; (v) the conversion of each outstanding unvested option to purchase one Ordinary Share into the right to receive a certain cash bonus from EVS, as the surviving company following the completion of the Merger equal to the Excess Amount, without any interest thereon, and subject to the withholding of any applicable taxes, which amount would be payable for each unvested option held, upon the date that such unvested option would otherwise have vested; provided that the holder of the options that vested on such date is providing services to EVS, as the surviving company, or its applicable subsidiary at such time; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to EVS’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission (the “SEC”), on February 12, 2018 (collectively, the “Merger Proposal”).

2.          To approve, subject to and effective upon the consummation of the Merger, the Company’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage at the same level as under the Company’s current directors’ and officers’ insurance, until the seventh anniversary of the effective time of the Merger (the “Tail Insurance Policy”) (this Proposal 2 is also sometimes referred to herein as the “Tail Insurance Proposal”).

The accompanying Proxy Statement and the attachments thereto contain important information, and you are urged to read them carefully in their entirety.

Our board of directors (the “Board”) has unanimously: (a) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, our Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of our Company to its creditors when they become due; (b) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (c) determined to recommend that the shareholders of our Company approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board has furthermore unanimously determined that the approval of the Tail Insurance Proposal is in the best interest of our Company and our shareholders.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL AND “FOR” THE APPROVAL OF THE TAIL INSURANCE PROPOSAL.

Approval of each of the Merger Proposal and the Tail Insurance Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on that proposal, not including abstentions and broker non-votes. In the case of the Merger Proposal, the foregoing majority of votes cast (excluding abstentions and broker non-votes) must include at least half of the Ordinary Shares voted by shareholders that are not the Merger Sub, the Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either the Merger Sub or the Parent or any family member of, or entity controlled by, any of the foregoing, in order for the proposal to be approved.

Shareholders of record at the close of business on February 13, 2018 will be entitled to vote at the Meeting.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN.  ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

By Order of the Board of Directors, Elbit Vision Systems Ltd. Date: February 12, 2018

Table of Contents

TABLE OF CONTENTS

NOTICE	- 2 -
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETING	3
RISK FACTORS	9
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	11
THE EXTRAORDINARY GENERAL MEETING	12
Time and Place of the Meeting	12
Purposes of the Meeting; Proposed Resolutions	12
Recommendation of our Board of Directors	13
Record Date, Method of Voting and Quorum Requirements	13
Voting Rights and Vote Required	13
Adjournment	14
Voting Procedures; Revoking Proxies or Voting Instructions	14
Solicitation of Proxies	15
Questions and Additional Information	15
PROPOSAL 1: THE MERGER PROPOSAL	16
THE PARTIES TO THE MERGER	16
Our Company	16
Parent	16
Merger Sub	16
THE MERGER	16
Background of the Merger	17
Our Reasons for Approving the Merger	19
Financial Condition; Prospects of Company	19
Strategic Alternatives	20
Financial Terms; BDO Opinion; Certainty of Value	20
Fiduciary Out	20
Likelihood of Consummation	21
Other Terms	21

i

Risks and Uncertainties	21
No Appraisal Rights; Objections by Creditors	22
Opinion of the Financial Advisor to Our Company	22
Financing of the Merger	25
Material Tax Consequences of the Merger	26
Israeli Companies Registrar	30
Other Regulatory Approvals	30
Interests of our Directors and Executive Officers in the Merger	30
Additional Third Party Consents For Merger	31
THE MERGER AGREEMENT	32
PROPOSAL 2: PURCHASE OF “TAIL” D&O LIABILITY INSURANCE	45
MARKET PRICE INFORMATION	46
BENEFICIAL OWNERSHIP OF ORDINARY SHARES	48
WHERE YOU CAN FIND MORE INFORMATION	48
OTHER MATTERS	50

Appendix A Opinion of BDO Consulting Group

ii

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
Bareket 7 St., Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

March 22, 2018

The enclosed proxy is being solicited by our board of directors (the “Board”) for use at our extraordinary meeting of shareholders (the “Meeting”) to be held at the Company’s offices at 7 Bareket St., Industrial Park Caesarea, Israel, on March 22, 2018 at 4:00 PM (local time) or at any adjournment thereof. The record date for determining which of our shareholders is entitled to vote at the Meeting is established as of the close of business on February 13, 2018. On the date hereof, we have outstanding and entitled to vote 9,399,635 of our ordinary shares, nominal value 10.00 New Israeli Shekel (“NIS”) each (the “Ordinary Shares”).

At the Meeting, our shareholders will be asked to consider and vote on the following:

1.          The approval, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), of the merger of EVS with Belinor Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Uster Technologies AG, a company organized under the laws of Switzerland (which we refer to as Parent), including approval of:

•
the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into EVS, with EVS surviving and becoming a wholly-owned subsidiary of Parent (the “Merger”);

•	the Agreement and Plan of Merger, dated as of February 11, 2018 (the “Merger Agreement”), by and among EVS, Merger Sub and Parent;

•
the consideration to be received by EVS shareholders in the Merger, consisting of an amount in cash equal to US$3.40 (the “Per Share Merger Consideration”) without any interest thereon, and subject to the withholding of any applicable taxes, for each Ordinary Share held as of immediately prior to the effective time of the Merger;

•
the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such option (the “Excess Amount”), without any interest thereon, and subject to the withholding of any applicable taxes;

•
the conversion of each outstanding unvested option to purchase one Ordinary Share into the right to receive a certain cash bonus from EVS, as the surviving company following the completion of the merger transaction, or its applicable subsidiary, equal to the Excess Amount, without any interest thereon, and subject to any applicable taxes, which amount would be payable for each unvested option held, upon the date that such unvested option would otherwise have vested; provided that the holder of the options that vested on such date is providing services to EVS, as the surviving company, or its applicable subsidiary at such time and

•
all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to EVS’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 12, 2018 (collectively, the “Merger Proposal”).

2.          To approve, subject to and effective upon the consummation of the Merger, the Company’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage at the same level as under the Company’s current directors’ and officers’ insurance, until the seventh anniversary of the effective time of the Merger (the “Tail Insurance Policy”) (this Proposal 2 is also sometimes referred to herein as the “Tail Insurance Proposal”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about 30 days prior to the meeting. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting (provided, in the case of the Merger Proposal, that the shareholder has confirmed that it is not the Merger Sub, the Parent or any person or entity holding at least 25% of the means of control of either the Merger Sub or the Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing). We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7 St., Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to March 29, 2018, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the shareholders present in person or by proxy, shall constitute a quorum.

Proposal 1 to be presented at the Meeting (the Merger Proposal) requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes, provided that the foregoing majority of votes cast must include at least half of the Ordinary Shares voted by shareholders that are not held by the Parent, the Merger Sub or by any person holding at least 25% of the means of control of either of the Merger Sub or the Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing. Proposal 2 to be presented at the Meeting (the Tail Insurance Proposal) requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting, not including abstentions and broker non-votes.

QUESTIONS AND ANSWERS ABOUT
 THE TRANSACTION AND THE MEETING

The following questions and answers briefly address some commonly asked questions about the proposed transactions with Parent and Merger Sub, including the Merger Agreement and the Meeting.  This section may not address every question you have or include all the information that is important to you.  We urge shareholders to carefully read this entire proxy statement, including the annexes and the other documents referred to herein.

Except as specifically noted in this proxy statement, the terms “Company,” “EVS,” “we,” “our” or “us” and similar words refer to EVS including in certain cases its subsidiaries.  Throughout this proxy statement, we refer to Uster Technologies AG as either “Uster” or “Parent” and Belinor as “Merger Sub.”  Additionally, unless otherwise specified, references to “$” refer to the legal currency of the United States.

Shareholder votes are important.  We encourage our shareholders to vote as soon as possible.  For more specific information on how to vote, please see the questions and answers in the “The Meeting” section below.

Q:	What is the Merger?

A:
The Company, Parent and Merger Sub have entered into the Merger Agreement pursuant to which Parent proposes to acquire all of the outstanding Ordinary Shares of the Company (other than those held by Parent, Merger Sub and their subsidiaries) as a result of the merger of Merger Sub with and into the Company (the “Merger”) for $3.40 per share in cash (the “Per Share Merger Consideration”), without interest and subject to the withholding of any applicable taxes.  The transactions contemplated by the Merger Agreement, including the Merger, are referred to as the “Merger” for purposes of this proxy statement.  The Merger Agreement was attached as Exhibit 99.1 to EVS’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the SEC on February 12, 2018, and is incorporated by reference into this proxy statement.  We encourage you to review the Merger Agreement in its entirety.

Q:	What will the Company’s shareholders receive when the Merger occurs?

A:
For every Company ordinary share held at the effective time of the Merger, the Company’s shareholders (other than Parent, Merger Sub and their subsidiaries) will be entitled to receive $3.40 in cash, without interest, less any applicable withholding taxes.

Q:	How does the purchase price compare to the market price of the Company’s Ordinary Shares?

A:
The Per Share Merger Consideration of $3.40 per share to be received by the Company’s shareholders represents a premium of approximately (i) 16.8% over the closing price of the Company’s Ordinary Shares on the OTCQB market on February 9, 2018, the last completed trading day prior to the date that the Company’s announcement that it entered into the Merger Agreement, and (ii) 10.9% over the 90-day average closing price of the Company’s Ordinary Shares on the OTCQB market for the period ended February 9 2018.

The closing sale price of a Company ordinary share on the OTCQB market on February 9, 2018, which was the last practicable trading day before the date of this proxy statement, was $2.91. You are encouraged to obtain current market quotations for the Company’s Ordinary Shares in connection with voting your shares.

Q:	When do you expect the Merger to be completed?

A:
The Merger is subject to various closing conditions, including Company shareholder approval. We anticipate completing the Merger in the first half of 2018. Under Israeli law, the Merger can only become effective upon the earlier to occur of at least (i) 30 days from the date of the approval of the merger by the shareholders of each of our company and the Merger Sub and (ii) 50 days from the date on which the merger proposal was filed with the Israeli Companies Registrar by us and the Merger Sub. The Merger Agreement may be terminated if the Merger is not completed by June 11, 2018, unless mutually otherwise agreed by us, the Merger Sub and the Parent. See the section of this Proxy Statement entitled “The Merger Agreement-Conditions to the Merger” beginning on page 40  for a summary description of these conditions.

Q:	Are there any risks I should consider in deciding how to vote on the Merger

A:	Yes. You should read carefully this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 9.

Q:	How does the Board recommend that I vote on the Proposals?

A:
The Board unanimously determined that it is in the interests of the Company that the Company enter into the Merger Agreement and consummate the Merger, and unanimously recommends that you vote “FOR” the Merger Proposal. You should read the section entitled “The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors” beginning on page 16.

The Board also unanimously recommends that you vote “FOR” the Tail Policy. See “The Merger— Interests of Our Directors and Executive Officers in the Merger—Tail Policy” beginning on page 30 for more information.

Q:	What effects will the Merger have on the Company?

A:
As a result of the Merger, the Company will cease to be a standalone public company and will be a direct wholly owned subsidiary of Parent. The Company’s Ordinary Shares will no longer be publicly traded and will no longer be quoted on the OTCQB market. In addition, the Company’s Ordinary Shares will be deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon application to the SEC, and we will no longer file periodic reports with the SEC.

Q:	What will happen in the Merger to the Company’s vested share option awards?

A:
Each Company vested share option that is vested, unexpired, unexercised and outstanding immediately prior to the effective time of the Merger will terminate in its entirety at the effective time. The holder of each vested share option will be entitled to receive an amount in cash equal to the product of: (i) the excess of (x) the Per Share Merger Consideration over (y) the per share exercise price of such option (the “Excess Amount”), and (ii) the number of Ordinary Shares underlying each such option, which amount will be paid less any applicable withholding taxes. To the extent any unexpired and outstanding vested Company share option has an exercise price that is equal to or greater than the Per Share Merger Consideration, such option will be cancelled for no consideration.

Q:	What will happen in the Merger to the Company’s unvested share option awards?

A:
Each Company vested share option that is unvested unexpired and outstanding immediately prior to the effective time of the Merger will terminate in its entirety at the effective time. The holder of each vested share option will be entitled to the right to receive a certain cash bonus from EVS, as the surviving company, or its applicable subsidiary, following the completion of the Merger equal to, the amount which would be payable for each unvested option held, upon the date that such unvested option would otherwise have vested, equal to the Excess Amount, less any applicable withholding taxes; provided that the holder of the options that vested on such date is providing services to EVS, as the surviving company, or its applicable subsidiary, at such time. To the extent any unexpired and outstanding unvested Company share option has an exercise price that is equal to or greater than the Per Share Merger Consideration, such option will be cancelled for no consideration.

Q:	What interests do the Company’s directors or executive officers have in the Merger?

A:
In considering the recommendation of our Board with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have arrangements that provide them with interests that may be different from, or in addition to the interests of other shareholders of EVS, including, the right of the Company to purchase with the prior consent of the Parent, a seven-year “tail” policy in respect of its directors’ and officers’ liability insurance policy at an aggregate premium not to exceed 300% of the annual premium of the Company’s existing D&O insurance policy, subject to the approval of the Company’s compensation committee of the Board (the “Compensation Committee”), Board and shareholders. The Parent has provided its consent to EVS to purchase a seven-year “tail” policy on the terms described above, and on February 8, 2018, the Company’s Compensation Committee of the Board and Board approved the purchase of the seven-year tail policy, subject to the approval of the Company’s shareholders. Q:Will the merger consideration payable to me be subject to Israeli capital gains tax?

A:
As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the merger consideration. Non-Israeli resident shareholders are generally exempt from Israeli capital gain tax on any capital gain derived from the sale, exchange or disposition of their Company ordinary shares in the Merger, provided that: (1) such capital gain was not derived in connection with a permanent establishment or business activity of such shareholders in Israel, and (2) the Non-Israeli resident shareholder acquired its Company ordinary shares following to the date on which such shares had been listed for trade. However, non-Israeli resident shareholder who is a legal entity will not be entitled for the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the legal beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli entity, whether directly or indirectly. In addition, the disposition of the Company ordinary shares by non-Israeli resident shareholder may also be exempt from the provisions of an applicable tax treaty between such shareholder’s state of residence and the State of Israel, including the U.S.-Israel Tax Treaty described in this proxy statement. Non-Israeli resident shareholders who do not qualify for any of the tax benefits under the Tax Ordinance (and the rules and regulations promulgated thereunder) or an applicable tax treaty, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. In any case, such shareholders, as well as shareholders who were Israeli residents in the past, should consult their tax advisors regarding the tax consequences of the Merger to them.

Q:	Will the merger consideration payable to me be subject to Israeli tax withholding?

A:
According to Israeli law, Parent is required to withhold Israeli taxes from the merger consideration even if you are not subject to Israeli capital gains tax unless it is provided with a certificate issued by the Israel Tax Authority (the "ITA") regarding exemption from withholding of Israeli tax. We intend to submit an application to the ITA in order to clarify the withholding mechanism. In addition, as part of the application, we will request an exemption from withholding of Israeli capital gains tax from the portion of the merger considerations payable to non-Israeli shareholders that are entitled to such exemption to the extent that such shareholders will provide the paying agent with certain declarations regarding their tax residency and the date on which their shares were purchased. We cannot assure you that our application will be accepted.

Q:	What are the material U.S. federal income tax considerations of the Merger to the Company’s shareholders?

A:
The receipt of cash for Company Ordinary Shares by U.S. Holders (as defined in “The Merger—Material U.S. Federal Income Tax Considerations of the Merger”) pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder of the Company’s Ordinary Shares will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received in the Merger and (ii) the U.S. Holder’s adjusted tax basis in the shares. A holder that is not a U.S. Holder of the Company’s Ordinary Shares generally will not be required to pay U.S. federal income tax on the receipt of cash in exchange for the Company’s Ordinary Shares in the Merger unless such non-U.S. holder has certain connections to the United States. See “The Merger—Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 26 for a more detailed discussion of the U.S. federal income tax treatment of the Merger for U.S. Holders.

Shareholders, including non-U.S. shareholders, should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Merger in light of their particular circumstances.

Q:	How will I be paid the Per Share Merger Consideration for my shares?

A:
On or prior to the closing date of the Merger, Parent or Merger Sub will deposit with a paying agent cash in an amount equal to the aggregate Per Share Merger Consideration payable to all shareholders (other than Parent, Merger Sub and their subsidiaries) as of the closing date of the Merger. The paying agent will provide instructions to our shareholders on how to surrender shares for payment of the Per Share Merger Consideration.

You should not send your certificates representing Ordinary Shares to us or anyone else until you receive instructions from the Paying Agent. If you are a holder of record immediately prior to the Effective Time, promptly after the Merger is completed, the Paying Agent will send you a letter of transmittal with detailed instructions regarding the transfer of your Ordinary Shares held in book entry form or surrender of your certificates representing Ordinary Shares, as applicable, and any other required documentation, including a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form that includes a representation as to whether or not you are an Israeli resident and other representations required in order to determine your tax status with respect to the Ordinary Shares, which we refer to as the Tax Declaration Form, to facilitate payment in exchange for the Merger Consideration for each Ordinary Share that you hold. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration, and you will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and a Tax Declaration Form prior to receiving the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. There are no appraisal or similar rights of dissenters under Israeli law, whether you vote for or against the Merger Proposal.

Q:	What happens if I sell my Ordinary Shares before the Meeting?

A:
The record date for shareholders entitled to vote at the Meeting is earlier than the date of the Meeting and the expected closing date of the Merger. If you transfer your Ordinary Shares of the Company after the record date but before the Meeting, you will, unless special arrangements are made, retain your right to vote at the Meeting but will transfer the right to receive the Per Share Merger Consideration to the person to whom you transfer your shares.

Q:	What happens if the Merger Proposal is not approved by the Company’s shareholders or if the Merger is not completed for any other reason?

A:
If the Merger Proposal is not approved by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any payment for their shares in connection with the Merger. Instead, we will remain a standalone public company, the Company’s Ordinary Shares will continue to be quoted on the OTCQB market and registered under the Exchange Act, and we will continue to file periodic reports with the SEC.

The Company will be required to pay Parent a termination fee of $1,145,000 upon the termination of the Merger Agreement under specified circumstances, as described under the section entitled “The Agreement and Plan of Merger—Merger Expenses; Termination Fees—Company Termination Fee” beginning on page 43.

Q:	When and where is the Meeting?

A:	The Meeting will be held at Company's offices at 7 Bareket St., Industrial Park Caesarea, Israel, on March 22, 2018 at 4:00 P.M. (local time).

Q:	What quorum and shareholder vote are required to approve the Proposals?

A:
A quorum is required for the transaction of business at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate not less than 25% of the voting power of the Company as of the record date of February 13, 2018 will constitute a quorum. Each Company share is entitled to one vote on each Proposal.

Approval of Proposal 1, the Merger Proposal, requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the Merger Proposal (excluding abstentions and broker non-votes), provided that the foregoing majority includes at least half of the Ordinary Shares voted by shareholders that are not held by Merger Sub, Parent or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting (excluding abstentions and broker non-votes) on Proposal 2, is necessary for the approval of Proposal 2.

Q:	How can I vote and by when must I vote?

A:	Shareholders of Record

Shareholders of record at the record date of February 13, 2018 may vote by personally attending the Meeting or attending by proxy, by completing and returning a proxy card.

If you are a registered shareholder, if your shares are represented by a properly completed proxy received by the Company prior to the Meeting or delivered to our offices or the Company’s transfer agent by 11:59 p.m., Eastern time, on March 21, 2018, and, in each case, not revoked within two hours prior to the Meeting by a properly executed proxy delivered to the Company, or at the Meeting by your participation in person, those shares will be voted at the Meeting in accordance with your instructions. If your signed proxy card is returned without indicating how your shares should be voted on a matter and the proxy is not revoked, the shares represented by such proxy will be voted as the Board recommends and, therefore, “FOR” the approval of the Merger Proposal (provided that you have confirmed in your proxy card that you are not Merger Sub, Parent or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing) and “FOR” the approval of the Tail Insurance Proposal. The method by which shareholders of record vote will in no way limit the right to vote at the Meeting if such shareholders later decide to attend in person.

Shareholders Holding in Street Name

If you hold your shares in “street name” through a bank, broker or other nominee, you will be able to exercise your vote through such organization by completing a proxy card and by following the procedures and instructions issued by such organization. Due to the special voting confirmation required under the Merger Proposal concerning the lack of affiliation with Merger Sub and Parent, “street name” holders will likely be unable to submit their voting instructions to their bank, broker or other nominee by telephone or through the Internet.

If you are a beneficial shareholder who holds Ordinary Shares in street name, an earlier deadline (earlier than the deadline described for record shareholders above) may apply for receipt of your proxy card by your bank, broker or other nominee (depending on the instructions provided to you). If you submit to your bank, broker or other nominee a signed proxy card without indicating how your shares should be voted, your Ordinary Shares will not be voted at all (unless voted in person pursuant to the next sentence). If you desire to attend and vote your Ordinary Shares at the Meeting itself, you will need to present at the Meeting a proxy from your bank, broker or other nominee that authorizes you to vote the shares, and must also present an account statement showing that you owned your shares as of the record date for the Meeting.

Q:	What do I do if I receive more than one proxy card or set of voting instructions?

A:
If you hold shares directly as a record holder, in “street name”, or otherwise, you may receive more than one proxy card and/or set of voting instructions relating to the Meeting. If more than one proxy card is received, you should vote and return each proxy card separately in accordance with the applicable voting instructions and this proxy statement in order to ensure that all of your shares are voted.

Q:	If my Ordinary Shares are held in “street name” by my bank, broker or other nominee, will they vote my shares for me?

A:
Your broker, bank or nominee will not be able to vote your share without instructions from you. The vote on each of the Proposals is considered a “non-routine” matter, and your bank, broker or other nominee is not permitted to exercise discretion to vote your Ordinary Shares. Therefore, if you hold your Ordinary Shares in “street name,” you should follow the procedures provided by your bank, broker or other nominee regarding how to instruct them to vote your shares. Typically, you would submit your voting instructions by mail, in accordance with the procedures provided by your bank, broker or other nominee. Without instructions, your share will not be voted.

Q:	How are votes counted?

A:
You may vote FOR or AGAINST each of the Proposals, or you may abstain from voting on each of the Proposals. Abstentions and broker non-votes will not be counted as votes cast or shares voting on the proposal, but will count for the purposes of determining whether a quorum is present.

Q:	Can I revoke or change my vote?

A:
Yes. Shareholders of record have the right to revoke a proxy at any time prior to voting at the Meeting by (i) submitting a subsequently dated proxy, which, if not delivered in person at the Meeting, must be received by us no later than two hours before the appointed time of the Meeting or (ii) attending the Meeting and voting in person, provided that you are a registered shareholder. If you hold Ordinary Shares in “street name” through a broker, bank or other nominee, you should follow the procedures provided by such organization to revoke or change your vote, and an earlier deadline may apply for that revocation or change.

Q:	What happens if I do not submit a proxy card or otherwise vote?

A:
Your shares will not be voted on any of the Proposals and will not be counted as present at the Meeting. Failure to submit a proxy card or otherwise vote could make it more difficult for us to achieve the requisite thresholds we need for approval of the Proposals. Therefore, we urge all Company shareholders to vote, and we request that you return the proxy card as soon as possible.

Q:	What do Company shareholders need to do now?

A:
Carefully read and consider the information contained in and incorporated by reference into this proxy statement, including its annexes. In order for Company Ordinary Shares to be represented at the Meeting, shareholders can (i) indicate on the enclosed proxy card how they would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope or (ii) attend the Meeting in person. If your shares are held in “street name” through your broker, bank or other nominee, please follow the procedures provided by such organization regarding how to instruct them to vote your shares.

Q:	Who can answer questions?

A:
Company shareholders with questions about the Proposals or the Meeting, or who desire additional copies of this proxy statement or additional proxy cards should contact Mr. Yaron Menashe at Yaron@evs.co.il, or at +972-4-610-7609.

Registered holders of Company Ordinary Shares who have questions regarding their share ownership may write to the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, by first class, registered or certified mail at 6201 15th Avenue, Brooklyn, NY 11219 or by overnight courier at 6201 15th Avenue, Brooklyn, NY 11219. Registered holders may call American Stock Transfer & Trust Company, LLC at (718) 921-8124, or toll-free at 1 (800) 937-5499.

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Concerning Forward-Looking Statements” on page 11, you should consider carefully the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors ” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which we filed with the SEC on April 6, 2016, and which is incorporated by reference into this Proxy Statement, as well as the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, to the extent it is filed with the SEC prior to the date of the Meeting.

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement- Conditions to the Merger” beginning on page 40 including that:

•	shareholder approval of the Merger Proposal be obtained at the Meeting;

•
no Material Adverse Effect (as defined below in the section entitled “The Merger Agreement – Representations and Warranties beginning on page 32”) shall have occurred since the execution and delivery of the Merger Agreement;

•	certain third party consents shall have been received;

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement-Termination Provisions” beginning on page 42. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed. If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay Parent a termination fee of $1,145,000 million if the Merger Agreement is terminated under certain circumstances described in the section entitled “The Merger Agreement- Termination Fee” beginning on page 43;

•	the price of our Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•
under the Merger Agreement, we are subject to certain restrictions that generally require us to conduct our business only in the ordinary course in compliance with applicable laws prior to completing the Merger that may affect our ability to execute certain of our business strategies;

•
during the period leading up to the expected (yet failed) completion of the Merger, our management’s attention may be diverted from the day-to-day business of the Company, and could have otherwise been devoted to other opportunities that may have been beneficial to us as an independent company; and

•	during the period leading up to the expected (yet failed) completion of the Merger, there may be unavoidable disruptions to our employees and our relationships with customers and suppliers.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement. If the Merger is not completed, these risks may materialize and may adversely affect the price of our Ordinary Shares, our business, financial condition, results of operations or prospects.

The fact that there is a merger pending could harm our business and operations.

While the Merger is pending, it creates uncertainty about our future. As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our services pending completion of the Merger or termination of the Merger Agreement and suppliers may require additional security or more strict payment terms pending completion of the Merger or termination of the Merger Agreement. If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially adversely affected.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities;

•	we have and will continue to incur expenses related to the Merger prior to its closing; and

•
certain of our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. Under certain circumstances, we will be obligated to pay Parent a termination fee of $1,145,000 million, including:

(i)          where (A) after the date of the Merger Agreement and at or prior to the date of the Meeting, an Acquisition Proposal is made directly to our shareholders or is publicly disclosed and shall not have been withdrawn or otherwise abandoned; (B) the Merger Agreement is terminated by the Parent or by us as a result of the failure to obtain the required shareholder approval of the Merger; and (C) within 18 months after the date of such termination, we enter into an agreement in respect of any Acquisition Proposal (as defined in the section entitled “The Merger Agreement – No Solicitation; Recommendation of Merger” on page 37);

(ii)         where the Parent terminates the Merger Agreement, in the event that (x) our Board has made Adverse Recommendation Change (as defined in the Merger Agreement), (y) a tender or exchange offer for our Ordinary Shares that constitutes an Acquisition Proposal is commenced by a person unaffiliated with the Parent and our Board has not recommended to our shareholders not to tender any Ordinary Shares under such offer, and (iii) either (A) our Board shall have recommended to our shareholders to approve the Acquisition Proposal referred to in (y) above, or publicly announced its intention to enter into any agreement in respect of such Acquisition Proposal, or (B) our Board has failed to publicly reaffirm its recommendation to our shareholders to approve the Merger and unconditionally reject such Acquisition Proposal or (C) the Company has failed to take any of the other actions required under the Merger Agreement; or

 (iii)        where we terminate the Merger Agreement at any time prior to obtaining the Company’s shareholder approval, in order to accept a Superior Proposal, provided, that the Company shall have concurrently with such termination entered into the associated alternative acquisition agreement and paid the fees due under the termination provisions of the Merger Agreement,

The foregoing provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by June 11, 2018, either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement-Conditions to the Merger” beginning on page 40 and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of approvals from third parties. If the Merger has not been completed by June 11, 2018, then (subject to certain limited potential extensions that are available under the Merger Agreement to fulfill certain closing conditions) either the Company or Parent may terminate the Merger Agreement, unless the failure of the Merger to be completed has primarily resulted from or was principally caused by the failure of the party seeking to terminate the Merger Agreement to perform its obligations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the proposed transaction, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits and other events relating to the proposed transaction, the Company’s plans, objectives and expectations for future operations, including its projected results of operations, and statements contained in the sections of this Proxy Statement entitled “Questions and Answers About the Merger and the Meeting,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE EXTRAORDINARY GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our Board for use at the Meeting to be held on March 22, 2018, at 4:00 p.m. (Israel time), at our offices located at 7 Bareket St., Industrial Park Caesarea, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying Notice of Special General Meeting of Shareholders, letter to shareholders and proxy card on or about February 19, 2018

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve, pursuant to Section 320 of the Israeli Companies Law (the “Companies Law”), the merger of Belinor Ltd. (the “Merger Sub”), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Uster Technologies AG., a company organized under the laws of Switzerland (the “Parent”), with and into EVS, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into EVS, with EVS surviving and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of February 11, 2018, by and among EVS, Merger Sub and Parent (the “Merger Agreement”); (iii) the consideration to be received by EVS’s shareholders in the Merger, consisting of a cash amount equal to US$3.40 (which we refer to as the Per Share Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each Ordinary Share, nominal value NIS 10.0 per share, of EVS (an “Ordinary Share”) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such option (the “Excess Amount”), without interest and less applicable withholding taxes; (v) the conversion of each outstanding unvested option to purchase one Ordinary Share into the right to receive a certain cash bonus from EVS, as the surviving company following the completion of the Merger, or its applicable subsidiary, equal to the Excess Amount, which amount would be payable for each unvested option held, upon the date that such unvested option would otherwise have vested, without interest and less applicable taxes, to be paid to the holder thereof; provided that upon the date of vesting, the holder continues to provide services to EVS, as the surviving company, or its applicable subsidiary; and (vi) all other transactions and arrangements contemplated by the Merger Agreement attached as Exhibit 99.1 to EVS’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 12, 2018.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the subsections of Proposal 1 in this Proxy Statement that are entitled “The Merger” and “The Merger Agreement’ beginning on pages 16 and 32, respectively.

Other Proposals. You will also consider Proposal 2 (described at greater length below in this Proxy Statement) at the Meeting.

Under Proposal 2, approval will be sought subject to consummation of the Merger, for our purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for our officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under our current director and officer insurance policy (the “D&O Insurance”), until the seventh anniversary of the effective time of the Merger, at a premium not to exceed 300% of the annual premium of the D&O Insurance. We refer to this proposal as the Tail Insurance Proposal. The proposed resolution for Proposal 2 reads as follows:

“RESOLVED, that subject to and effective upon the consummation of the Merger, EVS’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under the D&O insurance that is proposed for renewal pursuant to Proposal 2, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed 300% of the annual premium of the Renewed D&O Insurance, be, and hereby is, approved in all respects by EVS’s shareholders.”

We will also conduct such other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. Other than Proposals 1 and 2 we do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of our Board of Directors

OUR BOARD ALSO BELIEVES THAT APPROVAL OF THE TAIL INSURANCE POLICY, IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, AND THEREFORE RECOMMENDS THAT YOU VOTE “FOR” THESE ADDITIONAL PROPOSALS.

See Proposal 2 beginning on page 45 for a further explanation.

Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, as amended, our Board has fixed February 13, 2018 as the record date for determining the shareholders entitled to vote at the Meeting. Accordingly, you will be entitled to vote at the Meeting only if you are a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date. As of the date of this Proxy Statement, there were 9,399,635 Ordinary Shares outstanding and entitled to vote. Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy at the Meeting.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting will be the same for shares held as a record holder and shares held in “street name.” In either case, you will receive a proxy card. The proxy cards of holders of shares in “street name” will be used to instruct their banks, brokers or other nominees on how to vote.

Proxy cards are being solicited on behalf of our Board from our shareholders in favor of the proposals as described in this Proxy Statement.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate proxy card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present, in person or by proxy, and holding or representing, in the aggregate, at least 25%ֵ of the voting power of our company, will constitute a quorum at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” any proposal are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matter. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to a particular proposal.

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), which majority must include at least half of the Ordinary Shares that are held by shareholders other than the Merger Sub, the Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing.

Approval of the Tail Insurance Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof).

In the case of the Merger Proposal (Proposal 1), a shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is the Merger Sub, Parent, or any person or entity acting on behalf of either of them or any family member of, or entity controlled by, any of the foregoing and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you are not any of the foregoing persons or entities and to enable your vote to be counted towards the special majority required for Proposal 1, you must check the box for Item 1A on the accompanying proxy card when you record your vote on Proposal 1. If you believe that you are one of the foregoing persons or entities, you should not check the box on Item 1A on the enclosed proxy card and you should not vote on Proposal 1 via the proxy card. Instead, you should contact Mr. Yaron Menashe at the Company, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 1 (although your vote will not be counted towards the special majority required for approval of the Merger Proposal). If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are one of the foregoing persons or entities, you may instead contact the representative managing your account, who could then contact Mr. Yaron Menashe on your behalf.

Adjournment

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned to the next day, at the same time and place. At the adjourned meeting, if within 30 minutes of the scheduled time for the adjourned meeting a legal quorum is not present, the shareholders who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares are represented by book-entry positions or share certificate(s) that are registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at 7 Bareket St., Industrial Park Caesarea, Israel, to the attention of Yaron Menashe, or via fax or email to Yaron Menashe at +972-4-610-7619 or Yaron@evs.co.il, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us or our transfer agent by 11:59 p.m., Eastern time, on March 21, 2018  will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies.

You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

Shares Held in Street Name

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the directions on the proxy card that you receive from your bank, broker or other nominee as to how to instruct how your shares should be voted. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee, as well as an account statement evidencing that you owned your Ordinary Shares as of the record date for the Meeting. If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal and the Tail Insurance Proposal, without instructions from the customer. This is referred to as a broker non-vote. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or Tail Insurance Proposal or any other proposal and will have no effect on the results of the votes on any such proposals.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. As a shareholder of record, if you sign, date and return your proxy card without indicating how you want to vote, then for Proposal 2 your Ordinary Shares will be voted “FOR” that proposal, but for Proposal 1 your Ordinary Shares will not be voted (due to the special voting requirements related to that proposal under Israeli law), unless you have confirmed in Item 1A of your proxy card that you are not the Merger Sub, Parent or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing. Furthermore, your executed proxy will be voted in the discretion of the proxy holder on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” any of the proposals described in this Proxy Statement or any other proposal that may properly come before the Meeting, and will have no effect on the result of the votes on any such proposals.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our Board. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

SHAREHOLDERS SHOULD NOT SEND ANY STATEMENTS EVIDENCING BOOK-ENTRY POSITIONS IN OUR ORDINARY SHARES OR CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR BOOK-ENTRY POSITIONS OR YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card, please contact Mr. Yaron Menashe at Yaron@evs.co.il or (972)-4-610-7609.

PROPOSAL 1

THE MERGER

PARTIES TO THE MERGER

Our Company

We develop and have acquired sophisticated automatic visual inspection systems for manufacturers of industrial web products. Our systems are designed to overcome the limitations of human visual inspection. Our systems combine high‑performance computer processing with unique image processing capabilities based on proprietary vision understanding and interpretation algorithms. The unique image processing capabilities include image acquisition, mathematical transformation, image analysis and learning and decision-making elements. The mathematical algorithms which enable these image interpretations and understanding capabilities are performed by high-speed dedicated parallel processing computers based on specialized architectures which are capable of performing tens, and in some of our products, hundreds of billions of operations per second. These algorithms enable our systems to recognize fabric flaws in real time and to learn the types and severity of the flaws a customer wishes to detect, ignoring flaws that do not fall into such categories. Our systems then analyze detected defects and provide information regarding their nature. Our systems are an integral part of the manufacturing process and can be integrated with the customer’s management information systems, providing valuable information for the production planning process. We believe that our systems enable customers to reduce direct labor, increase manufacturing efficiency and improve product quality.

We currently offer four families of visual inspection systems: IQ-TEX, for the visual inspection and quality monitoring of woven fabric; IQ-TEX Lite, for the visual inspection and quality monitoring of knitted, non-woven, tire cord, film, metal, coated and technical fabrics; Broken Filaments Analyzer (BFA), for the detection of broken filament defects in glass fabric; and On Loom Inspection (I-Bar), for the automatic visual quality inspection system that is integrated with the weaving loom and monitors selected fabric types such as carbon, tire cord and other high cost technical fabric, while weaving. Our Ordinary Shares are traded on the OTCQB market under the symbol “EVSNF.OB”. Our principal offices are located at 7 Bareket Street, Industrial Park Ceasarea, Israel, and our telephone number is +972-4-610-7600.

This Proxy Statement incorporates important business and financial information about our company from other documents that are not included in or delivered with this information statement. For a list of the documents incorporated by reference in this information statement, see “ Where You Can Find More Information” for more information.

Parent

Uster Technologies AG, to which we also refer to in this Proxy Statement as Parent, is a Swiss company headquartered in Uster, Switzerland which is an independent subsidiary of Toyota Industries Corporation (TICO), a Japanese listed company. Uster Technologies AG is the parent of the Uster Group which is the leading high-technology instrument manufacturer of products for quality measurement and certification for the textile industry.

The Uster Group provides testing and monitoring instruments, systems and services that allow optimization of quality through each individual stage of textile production. This includes raw textile fibers, such as cotton or wool, all staple fiber and filament yarns, as well as downstream services to the final finished fabric. The Uster Group provides benchmarks that are a basis for the trading of textile products at assured levels of quality across global markets. Uster Group’s aim is to forward know-how on quality, productivity and cost to the textile industry.

The Uster Group operates through a worldwide market organization complemented by technology centers. It has sales and service subsidiaries in the major textile markets and technology centers in Uster (Switzerland), Knoxville (USA) and Suzhou (China).

Merger Sub

Belinor Ltd., which we also refer to in this Proxy Statement as Merger Sub, is an Israeli company and a wholly-owned subsidiary of Parent formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the proposed Merger, Merger Sub will merge with us and will cease to exist, and we will continue as the Surviving Company.

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement as Exhibit 99.1 to EVS’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 12, 2018, and we urge that you read it carefully in its entirety.

Background of the Merger

EVS’s senior management team and Board actively monitor and assess developments in the materials visual inspection industry and related industries. In addition, our senior management team and Board of Directors regularly consider and evaluate options for achieving our company’s long-term strategic goals and enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value. During 2016, our Board and senior management team conducted a number of discussions on alternatives for increasing shareholder value. Our Board and senior management team realized that in the current conditions of the industries in which we operate and the capital markets, increasing shareholder value is extremely challenging and uncertain as a stand-alone entity. The Board authorized our management team to therefore explored a range of potential transactions with that goal in mind.

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement.

During 2016, our CEO, Mr. Sam Cohen, and our CFO, Mr. Yaron Menashe approached a limited number of companies which operated in similar industries to EVS, which they believed may be interested in investing or entering into some form of partnership arrangement with our company. One of the companies approached was the Parent and on July 21, 2016, Mr. Cohen visited the offices of the Parent in Switzerland, where he met with Mr. Thomas Nasiou, the CEO of Uster and another senior executive, Mr. Renato Murk to discuss possible avenues for cooperation between the two companies. During those discussions, the possibility of the purchase of EVS was raised for the first time. Following the meeting, Mr. Cohen was asked to provide some additional documentation and following a phone call between Mr. Cohen, Mr. Menashe and Mr. Nasiou on November 1, 2016 an additional meeting was planned.

On November 28, 2016, Mr. Cohen and Mr. Menashe met with members of Uster’s senior management at Uster’s offices in Switzerland, to continue to discuss a potential acquisition of EVS.

On December 16, 2016, Mr. Cohen, Mr. Nasiou and Mr. Floriano Crivelli, Uster’s Corporate Development responsible had an update telephone call.

No further contact was made between the two companies, and the Company’s discussions with other third parties for potential investment or partnership opportunities did not yield any results.

In a telephone call on June 20, 2017, the CEO of the Parent, Mr. Thomas Nasiou, informed Mr. Cohen that he would be visiting Israel in July and wanted to meet to continue their discussions.

On August 15, 2017 the Parent’s Chief Financial Officer, Mr. Peter Huber and the Corporate Development responsible, Mr. Floriano Crivelli, visited our offices as part of the process of familiarizing themselves with our company and our management. In order to assess the viability of the Parent’s interest, we agreed to allow the Parent to begin a process of initial due diligence of our company, subject to customary confidentiality restrictions. On August 29, 2017, the Parent and EVS executed a Non-Disclosure Agreement for the purpose of enabling the Parent to carry out an initial due diligence review of our company and its business, and on August 30, 2017, we received a non-binding offer for a potential acquisition of EVS based on a value of between $25 million and $31 million on a debt and cash free basis.

At a meeting of our Board on September 6, 2017, Mr. Menashe presented the non-binding offer, and updated the Board of the discussions with the Parent. Following a discussion of the offer, our Board approved the offer and authorized Mr. Cohen and Mr. Menashe to continue discussing the potential transaction and look into the various legal and auditing requirements that would need to be met in order to complete any such transaction.

EVS also agreed that until the earlier of (i) completion of the transaction; or (ii) termination of negotiations, it would deal with the Parent on an exclusive basis and not solicit, respond to or enter into any discussions with third parties in respect of similar transactions. Immediately thereafter, the parties began, in parallel, to conduct further due diligence and negotiation of the definitive agreements for the consummation of the transaction. The extensive negotiations focused upon the Merger Agreement, voting agreements for our major shareholders and other ancillary documents. During the negotiations the members of our Board were continuously updated and consulted on the negotiations and remaining issues, including a detailed summary of all of the material terms and conditions of the Merger Agreement. Homburger AG, counsel to Parent and Merger Sub, Meitar Liquornik Geva Leshem Tal (“Meitar”), Israeli counsel to Parent and Merger Sub, and Yigal Arnon & Co. (“Yigal Arnon”), counsel to our company, continued to negotiate the terms of the Merger Agreement in person, telephonically and via the exchange of drafts.

On September 17, 2017, we received a due diligence request list from the Parent and thereafter we began providing them with the requested information as well as financial information to the Parent’s Israeli advisors. Certain members of the Parent’s team visited our offices in Israel from October 8 until October 10, 2017. Since those dates fell during the Jewish festival of Succot, our management team was able to close our offices and provide the visiting team of the Parent with an in depth tour of our Israeli facilities without any concern that employees of EVS would become aware of the potential transaction.

On October 31, 2017, we received a first draft of the Merger Agreement from Meitar. Yigal Arnon sent back a markup of the agreement that reflected our company’s comments on November 9, 2017. Further drafts of the Merger Agreement were exchanged.

During November 2017, our company engaged BDO Consulting Group (“BDO”), based on its qualifications, expertise and reputation in the capital markets, to provide a financial opinion with respect to the consideration to be received by our shareholders in the Merger pursuant to the Merger Agreement.

From November 12, 2017 through November 14, 2017, representatives of our company and the Parent, met in person in Israel to continue with the negotiation of the Merger Agreement and other definitive documentation for the merger.

From November 29, 2017 through November 30, 2017, the Parent’s CEO, Mr. Thomas Nasiou, and his CFO, Mr. Peter Huber, arrived in Israel to continue with the negotiation. During those meetings, which included a meeting between EVS’s counsel and the Parent’s counsel, the purchase price range was discussed based on the results of the due diligence and increased to reflect a valuation of our company of between   $31.8 million (taking into account the payment to be made in respect of vested but unexercised options) and $32.7 million (taking into account the payment to be made in respect of vested but exercised options), which would result in a Per Share Merger Consideration of between $3.30 and $3.40. Additionally, certain due diligence matters were raised that required further review.

On December 4, 2017, we held a meeting of our Board, at which management updated the Board regarding the progress of the negotiations in general and the definitive documentation. At that meeting our Board authorized our management to continue the negotiation and appointed Ms. Orit Stav, one of our external directors, to join our management team in their conduct of the negotiations.

 On December 14, the Parent’s board approved the investment request for the acquisition of EVS and released it to be submitted to the Parent’s shareholder’s board for final approval.

During December 2017 and January 2018, we continued to negotiate the final terms of the Merger Agreement and ancillary documentation and the Parent continued to conduct its due diligence review. Drafts of the Merger Agreement and the ancillary documentation were exchanged between our Israeli counsel and that of the Parent and the remaining due diligence matters were resolved.

By the beginning of February 2018, the Parent completed the remaining outstanding items for its diligence process with respect to our company and following a phone call between Mr. Thomas Nasiou and Mr. Peter Huber from the Parent and Mr. Sam Cohen and Mr. Yaron Menashe from EVS on February 5, 2018, the Parent confirmed its intention to complete the transaction on the basis of a Per Share Consideration of $3.40. On February 7, 2018, the parties’ legal counsel had substantially completed the drafting and negotiation of the Merger Agreement, voting agreements for our major shareholders and other ancillary documentation contemplated by the Merger Agreement.

On February 8, 2018, our Board held a meeting at which representatives of Yigal Arnon, BDO, as well as our Chief Executive Officer and Chief Financial Officer, were all present. The purpose of the meeting was to consider the final terms of the proposed merger transaction with Parent and Merger Sub and to approve the Merger Agreement. Representatives of Yigal Arnon advised the Board of its fiduciary duties under Israeli law with respect to the proposed transaction. Yigal Arnon then summarized the material terms of the proposed form of Merger Agreement. At the request of our Board, BDO then reviewed and discussed its financial analyses. Thereafter, at the request of our Board of Directors, BDO verbally rendered its opinion to our Board (which was subsequently confirmed in writing by delivery of BDO’s written opinion addressed to our Board of Directors dated February 7, 2018), that the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. BDO’s opinion was directed to our Board of Directors (in its capacity as such) and only addressed whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of BDO’s opinion in this Proxy Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Appendix A to this Proxy Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by BDO in connection with the preparation of its opinion. However, neither BDO’s opinion nor the summary of its opinion and the related analyses set forth in this Proxy Statement are intended to be, and do not constitute, advice or a recommendation to our Board, any security holder of our company or any other person as to how to act or vote with respect to any matter relating to the Merger. See “The Merger - Opinion of the Financial Advisor to our Company.”

As part of the discussion of the proposed Merger with Uster and the terms of the proposed Merger Agreement, our Board confirmed that there were no alternative business combination transactions of which it was aware, and further noted the Board’s right under the Merger Agreement to pursue any Superior Proposal, as defined in the Merger Agreement, should one materialize.

Following an extensive and thorough discussion of the factors relevant to this transaction during the course of the meeting of the Board, our directors unanimously determined that the Merger and the Merger Agreement were fair to and in the best interests of our shareholders, declared that the Merger was advisable, approved the Merger Agreement and the transactions contemplated thereunder, directed that the adoption of the Merger Agreement be submitted to a vote at a special general meeting of our shareholders and resolved to recommend to our shareholders that they approve the Merger, the Merger Agreement and all related matters to be brought before the shareholders at such special meeting.

On February 11, 2018, EVS, Merger Sub and Parent entered into the Merger Agreement, and on February 12, 2018, EVS and Uster issued press releases announcing the execution of the Merger Agreement.

Our Reasons for Approving the Merger

Our Board unanimously determined that the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of EVS and its shareholders, and considering the financial position of the merging companies, no reasonable concern existed that the Company would be unable to fulfill its obligations to its creditors existing as of immediately prior to the closing of the Merger, and approved the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and determined to recommend that the EVS shareholders approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

In evaluating the Merger, our Board consulted with EVS’s management and EVS’s legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including those material factors described below. Among the information and material factors considered by our Board were the following:

Financial Condition; Prospects of Company

•          Current and historical market prices for the Ordinary Shares and the fact that the Merger Consideration represents a significant premium compared with trading prices of the Ordinary Shares.

•          The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Ordinary Shares.

•          The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to: (i) achieving its growth in light of the current and foreseeable market conditions, including the risks; (ii) the current and prospective competitive climate in both the materials vision inspection industry and related industries and among EVS’s end customers, which the Company expects to increase in the future; (iii) the intense competition for acquisitions of businesses, technologies and assets in the Company’s industry, which makes it difficult to execute strategic acquisitions as a stand-alone company; and (iv) other “Risk Factors” that are set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and that will be set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 to the extent filed by the Company before the Meeting.

Strategic Alternatives

•          The trends and competitive developments in our industries and the range of strategic alternatives available to EVS. These alternative strategies included remaining a stand-alone company and, based on prior discussions with other companies about potential business combinations, the possibility of business combination transactions with third parties.

•          Based on the process pursued by the Board, our Board believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value EVS’s business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering strategic alternatives available to EVS.

Financial Terms; BDO Opinion; Certainty of Value

•          Historical market prices, volatility and trading information with respect to Ordinary Shares, including that the Per Share Merger Consideration of US$3.40 in cash:

o represented a premium of approximately 16.8% over the closing price of Ordinary Shares on the OTCQB on February 9, 2018 (the last trading day before the announcement of the Merger Agreement);

o represented a premium of approximately 12.2% and 10.9% over the thirty- and ninety trading-day volume-weighted average closing prices, respectively, of Ordinary Shares on the OTCQB prior to February 9, 2018; and

•          The financial analysis reviewed by BDO with our Board as well as the oral opinion of BDO rendered to our Board on February 8, 2018 (which was subsequently confirmed in writing by delivery of BDO’s written opinion addressed to our Board dated February 7, 2018), as to whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. See “The Merger - Opinion of the Financial Advisor to our Company

•          The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders, especially when viewed against the risks and uncertainties inherent in the Company’s business.

Fiduciary Out

•          The Merger Agreement has customary no solicitation and termination provisions which do not preclude third parties from submitting a written “Superior Proposal” (as defined in the Merger Agreement):

o The Company can furnish or afford access to non-public information or enter into discussions or negotiations with respect to a bona fide unsolicited Acquisition Proposal (as defined in the Merger Agreement) presented in writing if our Board determines in good faith, after consultation with outside legal counsel and outside financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and that the failure to take such action would reasonably be expected to be inconsistent with the duties of our Board under Israeli law.

o Our Board may change its current recommendation in favor of the Merger Proposal or terminate the Merger Agreement, where the Company has not violated any provisions of the Merger Agreement related to solicitation of the Acquisition Proposal (and after having given the Parent a five business day opportunity to alter the terms of the Merger Agreement in response to the Acquisition Proposal so that accepting it would not be inconsistent with the directors’ fiduciary duties); provided that our Board determines in good faith, after consultation with outside legal counsel and a financial advisor, that an Acquisition Proposal constitutes a Superior Proposal and a failure to change its current recommendation in favor of the Merger Proposal, or terminate the Merger Agreement and pay the Parent a termination fee of $1.145 million in order to immediately enter into an agreement with respect to the Superior Proposal, would breach its duties under Israeli law.

o In the event of termination of the Merger Agreement where a termination fee is payable our Board, based in part on advice from its financial and legal advisors, must determine that such termination fee is reasonable, customary and would not deter any interested third party from making, or inhibit our Board from approving, an Acquisition Proposal that would constitute a Superior Proposal if such proposal were available and made in accordance with the terms and conditions of the Merger Agreement

•          Our Board may also change its current recommendation in favor of the Merger Proposal where there has been an Intervening Event (as defined in the Merger Agreement); provided that our Board determines in good faith, after consultation with outside legal counsel that a failure to change its current recommendation in favor of the Merger Proposal, would breach its duties under Israeli law.

Likelihood of Consummation

•          The Merger Agreement contains terms that were the product of arm’s-length negotiations.

•          The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to determine whether to accept or reject the Merger via a vote of shareholders.

•          The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the transaction).

•          Each of (i) Mr. Sam Cohen (our CEO); (ii) Mr. Yaron Menashe (our CFO) and (iii) Mr. Avi Gross who holds 16.74%, 16.89% and 18.12% of our issued and outstanding Ordinary Shares as of February 11 2018, respectively, has entered into a separate voting agreement with Parent pursuant to which each of them has agreed to (a) vote in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and against any alternative transaction, (b) indemnify Parent for certain potential liabilities of the Company to the extent will materialize in the future, and (c) undertake certain non-compete and non-solicitation obligations with respect to the Company.

•          There are no financing conditions to Parent’s payment obligations under the Merger Agreement.

Other Terms

Our Board took into account management’s recommendation in favor of the Merger.

Risks and Uncertainties

Our Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•          The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•          The third party consents and confirmations required for the completion of the Merger and the risk that such consents shall not be granted to the reasonable satisfaction of Parent. See “The Merger Agreement-Conditions to the Merger״.

•          The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

o The market price of our Ordinary Shares, which could be affected by many factors, including (i) the reason for the termination of the Merger Agreement and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the Merger Agreement.

o The Company’s operating results, particularly in light of the expenses incurred in connection with the transaction, including the potential requirement to pay a $1.145 million termination fee to Parent.

o The ability to attract and retain key personnel.

•          The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers, suppliers and others that do business with the Company.

•          The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking certain business opportunities that may arise pending the completion of the transaction, unless consented to by Parent) and (ii) the $1.145 million termination fee that could become payable by the Company under certain circumstances.

•          The restriction on soliciting competing offers and the risk that some provisions of the Merger Agreement and related documents, including the termination fee that may be payable by us, might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company.

•          The fact that the Merger Consideration would be taxable to the Company’s shareholders. See the section entitled “The Merger-Material Tax Consequences of the Merger”.

•          The risks described under the section entitled, “Risk Factors”.

Our Board believed that, overall, the potential benefits of the Merger to our company and our shareholders far outweighed the risks and uncertainties.

The preceding discussion of the information and factors considered by our Board is not intended to be exhaustive but includes the material factors considered by our Board. In view of the wide variety of factors considered by our Board in connection with its evaluation of the Merger, our Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of our Board may have given different weight to different factors. Our Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our Board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies. This explanation of our Board’s reasoning and all other information presented in this section are forward looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements”.

No Appraisal Rights; Objections by Creditors

Under the Companies Law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Opinion of the Financial Advisor to our Company

On February 8, 2018, BDO verbally rendered its opinion to our Board (which was confirmed in writing by delivery of BDO’s written opinion addressed to our Board dated on the same date), as to whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view.

BDO’s opinion was directed to our Board (in its capacity as such) and only addressed whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of BDO’s opinion in this Proxy Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Appendix A to this Proxy Statement and describes the assumptions made, qualifications and limitations on the review undertaken and other matters considered by BDO in connection with the preparation of its opinion. However, neither BDO’s opinion nor the summary of its opinion and the related analyses set forth in this Proxy Statement are intended to be, and do not constitute, advice or a recommendation to our Board, any security holder of our company or any other person as to how to act or vote with respect to any matter relating to the Merger.

BDO’s opinion was addressed to, and was intended for the use, information and benefit of, our Board (solely in its capacity as such) and may not be used for any other purpose without BDO’s prior written consent. BDO’s opinion was not intended to be, and did not constitute, a recommendation to our Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise. In arriving at its opinion, BDO reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	certain publicly available business and financial information relating to the Company that BDO deemed to be relevant;

•
discussions with certain members of the management of our company and certain of our advisors and representatives regarding the business, operations, financial condition and prospects of our company, the Merger and related matters;

•
reviewed the current and historical market prices for certain of our company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that BDO deemed to be relevant;

•	the trading characteristics and financial performance of certain companies that BDO deemed to be relevant;

•	the publicly available financial terms of certain transactions that BDO deemed to be relevant;

•	such other information, economic and market criteria and data, financial studies, analyses and

•	investigations and such other factors as BDO deemed to be relevant.

BDO relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information.

BDO had not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of our company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise our Board or any other party with respect to alternatives to the Merger. BDO’s opinion was provided for the benefit of our Board (solely in its capacity as such) and was not for the benefit of, and may not be used for any other purpose and did not constitute a recommendation to the holders of our Ordinary Shares as to how to vote or act with respect to the Merger or otherwise.

In preparing its opinion to our Board, BDO performed a variety of analyses, including those described below. The summary of BDO’s analyses is not a complete description of the analyses underlying BDO’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither BDO’s opinion nor its underlying analyses is readily susceptible to summary description. BDO arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching BDO’s overall conclusion with respect to fairness, BDO did not make separate or quantifiable judgments regarding individual analyses. Accordingly, BDO believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying BDO’s analyses and opinion.

In performing its analyses, BDO considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in BDO’s analyses for comparative purposes is identical to our company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Much of the information used in, and accordingly the results of, BDO’s analyses are inherently subject to substantial uncertainty.

BDO’s opinion was only one of many factors considered by our Board in evaluating the proposed Merger. Neither BDO’s opinion nor its analyses were determinative of the Merger Consideration or of the views of our Board or management with respect to the Merger or the Merger Consideration. Under the terms of its engagement by our company, neither BDO’s opinion nor any other advice or services rendered by it in connection with the proposed Merger or otherwise, should be construed as creating, and BDO should not be deemed to have, any fiduciary duty to our Board, our company, Parent, any security holder or creditor of our company or Parent or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Merger were determined through negotiation between our company and Parent, and the decision to enter into the Merger Agreement was solely that of our Board.

The following is a summary of the material financial analyses performed by BDO in connection with the preparation of its opinion and reviewed with our Board on February 8, 2018. The order of the analyses does not represent relative importance or weight given to those analyses by BDO. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of BDO’s analyses.

 BDO used the Company’s market capitalization as a valuation metric. However, given that the Company’s shares are “penny stock” traded on the OTCQB, the trading volume is low and therefore market capitalization may not be considered a reliable valuation. As a result, BDO used several other valuation methodologies including:

•	Synergy Forecast – which assumed operational and sale synergies in the event that EVS partnered with a known company and achieved a large growth in sales.

•	Current Forecast based on current growth rates.

•	Guideline Transactions Method – determining valuation multiples from arm’s length sales of enterprises with similar financial and operating characteristics and applying such multiples to the Company.

The Synergy Forecast and Current Forecast based on current growth rates used the Discounted Cash Flow method (DCF) to determine present value of future earning capacity.

The Guideline Transactions Method reviewed the following transactions:

•	The sale by Cognex Corporation of its Surface Inspection Systems Division (SISD) for approximately $160 million to AMTEK, Inc. in June 2015.

•	The acquisition by merger of Advance Vision Technology Ltd., by a wholly owned subsidiary of Danaher Corporation for approximately $93 million.

Taking into account the foregoing valuation scenarios, BDO indicated a range of valuations of the Company of between $22.767 million and $33.125 million representing a price per Ordinary Share of between approximately $2.42 and approximately $3.52 with an average valuation of $28,767 million representing a price per Ordinary Share of approximately $3.06, as compared to the Merger Consideration of $31.959 million per Ordinary Share (in each case excluding the net payment to be made to the holders of vested options).

BDO was engaged by our company to provide an opinion to our Board as to whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. We engaged BDO based on BDO’s experience and reputation. BDO is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by our company, BDO is entitled to an aggregate fee of $13,500 for its services, a portion of which became payable upon the execution of BDO’s engagement letter and the balance of which became payable upon the delivery of BDO’s opinion. No portion of BDO’s fee is contingent upon the successful completion of the Merger. Our company has also agreed to reimburse BDO for certain expenses and to indemnify BDO, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to BDO’s engagement.

In the ordinary course of its business, BDO may have actively traded the equity or debt securities of our company and may have continued to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, BDO may have in the past and may have then currently been stockholders of our company.

Financing of the Merger

The Parent intends to finance the Merger Consideration from its own cash and from group internal funds.

Material Tax Consequences of the Merger

U.S. Federal Income Tax Considerations for U.S Holders

General

The following is a general discussion of the material U.S. federal income tax considerations of the Transaction to U.S. Holders (as defined below) of Company Ordinary Shares who receive cash in exchange for their Company Ordinary Shares in the Transaction. The following discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Transaction or as a result of the ownership and disposition of Company Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

The following discussion applies to you only if you hold your Company Ordinary Shares as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

a dealer in securities or currencies;

a trader in securities that elects to use a mark-to-market method of accounting;

a bank or other financial institution;

an underwriter or insurance company;

a regulated investment company;

a real estate investment trust;

a controlled foreign corporation;

persons subject to alternative minimum tax;

persons who acquire shares as compensation for services;

partnerships or other pass-through entities, and investors in such entities;

a tax-exempt organization;

a U.S. holder whose functional currency for tax purposes is not the U.S. dollar;

a person who owns or is deemed to own 10% or more of our voting stock; or

a U.S. expatriate.

As used herein, the term “U.S. Holder” means a beneficial owner of Company Ordinary Shares that does not own directly, constructively or by attribution 10% or more of the Company Ordinary Shares and is, for U.S. federal income tax purposes:

a citizen or resident individual of the U.S.;

a domestic corporation;

a domestic partnership;

an estate the income of which is subject to U.S. federal income tax regardless of its source; or

a trust (a) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorize to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This section does not consider the specific facts and circumstances that may be relevant to a particular U.S. Holder, nor the income tax treatment of a U.S. Holder under the laws of any state, local or foreign jurisdiction.

Please consult your own tax advisor concerning of the consequences of the receipt of cash for your Company Ordinary Shares in the Transaction based upon your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or certain foreign taxing jurisdictions.

U.S. Federal Income Tax Consequences to U.S. Holders of the Disposition of EVS Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Company Ordinary Shares in an amount equal to the difference between the cash received in the Transaction and such U.S. Holder’s adjusted tax basis in such shares, and any gain or loss recognized by a U.S. Holder on a taxable disposition of Company Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one (1) year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if the Company were treated as a passive foreign investment company (“PFIC”) for any taxable year during which such U.S. Holder owned Company Ordinary Shares. A non-U.S. corporation such as Company will be classified as a PFIC for any taxable year in which, after the application of certain look-through rules, either (i) 75% or more of its gross income for such year is “passive income” or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

With certain exceptions, the Company Ordinary Shares would be treated as stock in a PFIC if the Company was a PFIC at any time during a U.S. Holder’s holding period for such U.S. Holder’s Company Ordinary Shares. Company does not believe that it has at any time during its existence met the test for classification as a PFIC, but the IRS could disagree with this conclusion. There can be no assurance that Company will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If Company were treated as a PFIC, unless a U.S. Holder has elected to be taxed annually on a mark-to-market basis with respect to its Company Ordinary Shares, gain realized on the disposition of such Company Ordinary Shares in the Transaction (and certain prior distributions received with respect to such Ordinary Shares) could be subject to U.S. federal income tax at a rate higher than the rate that would be applicable if the Company were not treated as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their investment in the Company Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the proceeds received on the disposition of Company Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than with respect to U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to Shareholders that are not U.S. Holders of the Disposition of EVS Ordinary Shares

As discussed above under "U.S. Federal Income Tax Consequences to U.S. Holders of the Disposition of EVS Ordinary Shares", gain or loss recognized on any sale, exchange, redemption, or other taxable disposition of Company Ordinary Shares will be capital gain. In general, a shareholder that is not a U.S. Holder will be taxable with respect to such gain or loss only if the gain or loss is treated as "effectively connected with the conduct of a trade or business within the United States". A shareholder that is not a U.S. Holder should consult the shareholder's tax advisor concerning the application of this provision.

Certain Israeli Tax Considerations

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under Israeli law or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally up to 25% for Israeli individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of up to 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 30%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003. Companies are subject to the corporate tax rate (23% for the 2018 tax year) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to Article 97(b3) of the Tax Ordinance, a non-Israel resident, for tax purposes is generally exempt from Israeli capital gains tax on the sale of securities of an Israeli resident company, or on the sale of a right in a foreign resident company most of the assets of which are rights related directly or indirectly to assets located in Israel, provided, among others, that (i) such shares were purchased after January 1, 2009, (ii) such gain was not derived in connection with a permanent establishment of such shareholders in Israel, (iii) the shares are not listed In Israel at the time of the sale and (iv) the principal value of the assets (at the date of the sale and during two years preceding such date) of the company, the shares of which are sold, are not rights in or for real estate or natural resource located in Israel. If the shares are listed in a stock-exchange outside of Israel, a non-Israeli resident might also be exempt from tax pursuant to the Israeli Income Tax Regulation (Exemption from Tax for Foreign Resident on Capital Gain in Sale of Securities), 5763-2003 provided, among others, that such gains are not attributable to a permanent establishment of such shareholders in Israel and that the shares were purchased after listed for trade in the stock exchange outside of Israel. Non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the United States-Israel Income Tax Treaty (the “US-Israel Tax Treaty”), the sale, exchange or disposition of our shares by a shareholder who is a United States resident (for purposes of the US-Israel Tax Treaty) holding the shares as a capital asset is generally exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel, or (iii) an individual shareholder is present in Israel for a period or periods aggregating 183 days or more during the taxable year. In either case, the sale, exchange or disposition of the shares would be subject to Israeli tax, to the extent applicable; however, under the US-Israel Tax Treaty, the US resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. Holders should be aware that even in cases where the US-Israel Tax Treaty does not provide for an exemption, the Tax Ordinance may provide an exemption as per article 97(b3) of the Tax Ordinance or the tax regulations as detailed above.

As described in greater detail below, the Company is planning to request a tax pre-ruling from the Israeli Tax Authority regarding withholding of Israeli tax with respect to the payment of the merger consideration and in connection with that ruling, or otherwise at the time of sale, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at the time of the disposition of their Company Ordinary Shares. In the absence of such a tax pre-ruling, each shareholder might be required to approach the Israeli Tax Authority individually in order to avoid withholding.

Israeli Tax Ruling

The Merger Agreement generally requires that the Company, prior to closing, request a tax pre-ruling from the Israeli Tax Authority (the “ITA”) with respect to, among other things, the Company, Parent, and the paying agent and their respective paying agents’ withholding obligations relating to the consideration to be paid to non-Israeli residents (including U.S. Holders) for the Company’s Ordinary Shares. The pre-ruling requests that the ITA rule that either (1) the Company, Parent and paying agent, and their respective agents, are exempt from any obligation to withhold Israeli taxes from any consideration payable or otherwise deliverable to such holders pursuant to the Merger Agreement or clarifies that no such obligation exists, or (2) clearly instructs the Company, Parent paying agent, and their respective agents, on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents. There is no assurance that such pre-ruling will be obtained, and if obtained, what will be its terms and conditions.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Tax Considerations in Other Jurisdictions

Depending on the country in which a Company shareholder is resident, the Merger may be a taxable event to such shareholder under such country’s tax laws. We encourage all shareholders to consult their tax advisors regarding the applicable tax considerations of the Merger.

Israeli Companies Registrar

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

•          Merger Proposal. We and Merger Sub are required to file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the respective shareholders meeting approving the Merger. Merger Sub filed the required merger proposals with the Israeli Companies Registrar on February 12, 2018 and we will file the Merger Proposal with the Israeli Companies Registrar within three days of the date hereof. Under the Companies Law, at least the greater of (i) 30 days must have elapsed from the date of the Meeting or (ii) 50 days must have elapsed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar, before the Merger can become effective.

•          Notice to Creditors. In addition, each of EVS and Merger Sub is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review. Each of us and Merger Sub will notify our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the OTCQB, we will also publish an announcement of the Merger in two national Israeli newspapers “Globes” and “Hamevaser”, within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.

•          Shareholder Approval Notice. After the Meeting, and assuming the approval of the Merger by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders. 30 days must pass from the date of the Meeting before the Merger can become effective. Merger Sub’s shareholder has approved the Merger on February 11, 2018 and Merger Sub filed a notice a notice with the Israeli Companies Registrar regarding the vote of the shareholders on February 12, 2018.

No later than the closing date of the Merger (assuming that our shareholders have approved the Merger Agreement and the Merger and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with the Companies Law. Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Other Regulatory Approvals

Other than the filings described above, the Company is not aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger. If Parent or the Company discover that other such material approvals or waiting periods are necessary, Parent, Merger Sub and/or the Company (as applicable) will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of our Directors and Executive Officers in the Merger

In considering the recommendation of our Board with respect to the Merger Agreement and the Merger, you should be aware that certain of our directors and officers have agreements or arrangements that provide them with interests in the Merger that may be different from, or in addition to, the interests of other EVS shareholders. Our Board and the compensation committee of the Board were aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and related compensatory terms, and to recommend to EVS shareholders that they vote in favor of the Merger Proposal and the other proposals for which approval is sought at the Meeting.

Merger Consideration for Ordinary Shares Held

As of February 9, 2018, Mr. Sam Cohen, our CEO and Mr. Yaron Menashe, our CFO each beneficially owned 1,573,300 and 1,587,591 Ordinary Shares (besides shares underlying outstanding options, which are discussed below), for which they will be entitled to receive the Merger Consideration pursuant to the Merger.

Options

As of February 9, 2018, the total number of Ordinary Shares underlying outstanding options held by our directors and executive officers was 170,000, in the aggregate, of which options to purchase 46,000 Ordinary Shares had not yet vested.  Consistent with the treatment of the options held by all other employees of the Company, at the Effective Time, each outstanding vested option, regardless of the identity of the holder thereof, will be converted into the right to receive, and will be canceled in consideration for the payment of, an amount in cash equal to the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per share of that option, without interest and subject to applicable withholding taxes. Our directors will not be entitled to any consideration (including bonuses) in respect of unvested options, which will terminate upon the consummation of the Merger. Neither Mr. Cohen nor Mr. Menashe hold unvested options.

Insurance

Pursuant to the Merger Agreement, EVS is permitted to purchase, after approval of Parent, and at an aggregate premium not to exceed 300% of the annual premium of the Company’s existing D&O insurance policy, a seven year “tail” policy in respect of its directors’ and officers’ liability insurance policy, in each case at the pre-Merger coverage level, for all current and former directors and officers of the Company and its subsidiary serving at or prior to the Effective Time.

Our purchase of the foregoing tail policy has been approved by the Compensation Committee of our Board and our Board (subject to consummation of the Merger), and is subject to shareholder approval pursuant to Proposal 2 at the Meeting. See Proposal 2 below.

Post-Merger Employment Arrangements

No undertakings or covenants of any kind have been extended to any of our office holders (as defined under the Companies Law) to enter into new employment arrangements with the Parent or its affiliates following the completion of the Merger.

Additional Third Party Consents Required for Consummation of the Merger

In addition to the regulatory filings and approvals described above, consummation of the Merger is subject to certain additional conditions, including:

•          receipt by Parent of consents, in form and substance reasonably satisfactory to Parent, from the counterparties to certain contracts as set forth in the Merger Agreement;

For further information, please see the description of the closing conditions in the section of this proxy statement titled “The Merger Agreement-Conditions to the Merger” below.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which was attached as Exhibit 99.1 to EVS’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 12, 2018 and incorporated by reference into this Proxy Statement. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants by the Company, Parent and Merger Sub which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures being made by parties to the Merger Agreement instead of establishing these matters as facts, and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which may or may not be fully reflected in our public disclosures. Neither the Merger Agreement nor the description below is intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information ” beginning on page 48.

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, at the effective time of the Merger, or the Effective Time, Merger Sub, a direct, wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company surviving the Merger and becoming a direct, wholly-owned subsidiary of Parent. As a result, after the Effective Time, our Ordinary Shares will no longer be publicly traded. The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of the Company’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any Ordinary Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates (we refer to such shareholder approval as the Company Shareholder Approval).

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent (if any), which will be canceled and retired without any conversion or consideration paid in respect thereof and will cease to exist) will automatically be converted into and represent the right to receive $3.40 in cash (we refer to such cash consideration as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable withholding taxes.

At the Effective Time, each vested option to acquire one Ordinary Share then outstanding and unexercised, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the excess, if any, of the Per Share Merger Consideration over the exercise price of such option (the “Excess Amount”), without interest and subject to the withholding of any applicable withholding taxes.

At the Effective Time, the conversion of each outstanding unvested option to purchase one Ordinary Share into the right to receive a certain cash bonus from EVS, as the surviving company following the completion of the Merger, or its applicable subsidiary, equal to the Excess Amount, which amount would be payable for each unvested option held, upon the date that such unvested option would otherwise have vested; provided that the holder of the options that vested on such date is providing services to EVS, as the surviving company, or its applicable subsidiary, at such time.

Representations and Warranties

The Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand. The statements set forth in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations as agreed by Parent and the Company in connection with negotiating the terms of the Merger Agreement.

Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

•          due incorporation, good standing and qualification;

•          corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby;

•          board approval and recommendation of the Merger Agreement and the transactions contemplated thereby;

•          absence of any conflict with organizational documents, laws, and material agreements as a result of the Merger;

•          required consents and filings with governmental entities;

•          capitalization of the Company;

•          ownership of, and other matters related to, the Company’s subsidiaries;

•          accuracy and sufficiency of documents filed with the SEC and the Israeli Securities Authority;

•          conformity of the Company’s financial statements with applicable accounting requirements, sufficiency of internal controls and procedures, and that the financial statements fairly present, in all material respects, the consolidated financial position of the Company;

•          absence of undisclosed liabilities;

•          the absence of certain changes giving rise to a Company Material Adverse Effect (as defined below) since September 30, 2017 through the date of the Merger Agreement;

•          the validity and enforceability of material contracts;

•          good, valid and marketable title to real property;

•          sufficient title to assets;

•          intellectual property matters;

•          taxes and tax matters;

•          employee benefit plans;

•          labor and employment matters;

•          compliance with permits;

•          compliance of products with applicable regulations

•          compliance with laws (including FCPA and trade control laws) and regulatory matters; environmental matters;

•          absence of pending or threatened legal proceedings;

•          insurance matters;

•          related party transactions;

•          absence of any obligation to pay brokers’ or other similar fees;

•          opinion of financial advisor;

•          inapplicability of antitakeover statutes; and

•          accuracy of the Company’s proxy statement.

Representations made by Parent and Merger Sub to the Company in the Merger Agreement relate to, other things:

•          due incorporation, good standing and qualification;

•          corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•          absence of any breach of organizational documents, laws, agreements and instruments as a result of the Merger;

•          required consents and filings with governmental entities; absence of pending or threatened legal proceedings;

•          absence of any obligation to pay brokers’ or other similar fees

Significant portions of the representations and warranties of the Company are qualified as to “Knowledge” of the Company and/or “materiality” or “Material Adverse Effect.”

“Knowledge” of the Company means the actual knowledge that the CEO and CFO of the Company has or would be expected to have had after reasonable inquiry, or if such fact, circumstance, event or other matter is reflected in one or more documents in, or that have been in, the possession of such individual, including his personal files.

“Material Adverse Effect” means any change, effect, event or development that individually or in the aggregate, has had, is, or is reasonably likely to have, a material adverse effect on (a) the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, capitalization, financial condition, operations or results of operations of the Company and its subsidiaries, taken as a whole; (b) the ability of the Company to consummate the Merger and to perform its obligations under the Merger Agreement, or (c) the ability of Parent and Merger Sub to operate the business of the Company and the Company’s US Subsidiary immediately after the consummation of the Merger in the manner in which they were operated as of immediately prior to the Closing; provided, however, that for purposes of (a) no change, effect, event or development (in each case, by itself or when aggregated or taken together with any and all other such change, effect, event of development) resulting from any of the following shall constitute a Material Adverse Effect:

(i)	general economic conditions in Israel, the United States or any other country or region in the world in which the Company or its Subsidiaries operate, or conditions in the global economy generally;

(ii)	conditions in the industries in which the Company and its Subsidiaries conduct business;

(iii)
acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where the Company or any of its subsidiaries has significant operations;

(iv)	changes in Law or changes in GAAP or other accounting standards applicable to the Company or its subsidiaries to the extent such matters occur after the date hereof;

(v)	the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; or

(vi)	changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes;

except and only to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in clauses (i) through (iv) above disproportionately affect the Company and its US Subsidiary, taken as a whole, as compared to other companies operating in the same industries as the Company and/or its subsidiaries.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the consummation of the Merger. Only the covenants in the Merger Agreement (described below) that by their terms survive the Effective Time shall so survive the Effective Time.

Conduct of Business by the Company

The Company has covenanted that until the Effective Time, the Company and its subsidiaries will (i) carry on their businesses in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as currently conducted, (ii) use reasonable best efforts, consistent with past practice, to preserve substantially intact their business organization, keep available the services of the present employees and consultants, preserve substantially the current relationships with customers, suppliers, distributors and other persons with whom the Company or its subsidiaries have significant business relations, and (iii) keep in effect casualty, product liability, workers compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement.

The Company has also covenanted that to the extent reasonably practicable, it will notify and consult with the Parent after receipt of any material communication from any governmental authority.

The Company has further covenanted generally to not take, or permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the Merger Agreement) prior to the Effective Time, without the prior consent of Parent (which consent, in certain cases set forth in the Merger Agreement, may not be unreasonably withheld, conditioned or delayed):

•          amend the organizational documents of the Company or its subsidiaries;

•          issue, sell, deliver, pledge or otherwise encumber any equity securities of the Company or its subsidiaries, except for issuance of Ordinary Shares upon exercise of options outstanding on the date of the Merger Agreement and in accordance with their present terms;

•          directly or indirectly, acquire, repurchase, redeem or otherwise acquire any share capital or equity securities of the Company or its subsidiaries, except in connection with the exercise of options outstanding on the date of the Merger Agreement and in accordance with their present terms;

•          split, combine, subdivide or reclassify the share capital of the Company or any of its subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for such share capital;

•          declare, set aside or pay any dividend or other distribution in respect of the share capital of the Company or make any other actual, constructive or deemed distribution in respect of the share capital;

•          propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, form any subsidiary of the Company or any of its subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by the Merger Agreement;

•          incur, assume, modify or guarantee any indebtedness (including obligations for borrowed money, obligations for deferred purchase price of property or services outside the ordinary course of business and financial leases) or issue any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries, except for loans between the Company and its subsidiaries;

•          assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness of any other Person, except with respect to obligations of subsidiaries of which the Company holds, directly or indirectly, 100% of the economic interests, incurred in the ordinary course consistent with past practice of such subsidiary’s business;

•          incur any obligation to enter into any contract or commitment involving potential payments to or by the Company or any of its subsidiaries, other than in the ordinary course of business, consistent with past practice;

•          mortgage or pledge any of the Company’s or its subsidiaries’ material assets, tangible or intangible or create any lien thereupon, except for liens permitted under the Merger Agreement;

•          enter into, adopt, amend in any material respect or terminate any material bonus, incentive, compensation, severance, or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, except as may be required by applicable law or the terms of any employee benefit agreement, trust, plan, fund or other arrangement, in effect on the date of the Merger Agreement;

•          increase the compensation payable to any director, officer or employee, or pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement, except as may be required by applicable law or the terms of any employee benefit agreement, trust, plan, fund or other arrangement, in effect on the date of the Merger Agreement;

•          make any loans, advances or capital contributions to or investments in, any persons (other than to our company or any of its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries;

•          grant or pay, or enter into any contract providing for the granting of, any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any person other than payments or acceleration made pursuant to preexisting plans, policies or contracts, copies, or which are made pursuant to the Merger Agreement or in connection with any employment agreement entered into with a new employee who is not an officer or director of the Company in the normal course of business and consistent with past practice, unless the value of severance, retention or termination pay granted to any such employee exceeds $50,000;

•          make any material change in any of the accounting principles or practices, or make any material change in internal accounting controls or disclosure controls and procedures, except for as may be required by applicable law or by GAAP;

•          make any new capital expenditure or expenditures outside the ordinary course of business or in excess of $10,000, individually, or $50,000, in the aggregate;

•          acquire or agree to acquire (a) any business, partnership or other entity or any equity interest, or (b) any assets that are material to the Company and its subsidiaries, taken as a whole;

•          sell, lease (as lessor), license or otherwise dispose of or subject to any lien (other than liens permitted under the Merger Agreement) any material properties or assets of the Company or its subsidiaries, other than the provision of services and the sale, lease and license of properties (including real property) and assets to customers or lessees in the ordinary course of business consistent with past practice;

•          prepare, file or amend any income tax return or other material tax return in a manner inconsistent with past practice or, on any such tax return, take any material position inconsistent, in any material respect, with past practice, or make or change any tax election, which is inconsistent, in any material respect, with past practice, settle or otherwise compromise any material claim relating to taxes, or settle any material dispute relating to taxes, or adopt or change any accounting method or annual accounting period in respect of taxes, or enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment, or request any ruling or similar guidance with respect to taxes, other than the tax ruling contemplated by the Merger Agreement;

•          discharge, settle or satisfy any disagreements, disputes or litigation in respect of liabilities or obligations in excess of $10,000;

•          cancel any material indebtedness or waive any claims or rights of substantial value;

•          give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice;

•          apply for or accept any grant from any governmental authority;

•          enter into, engage in or amend any transaction or contract with any related party, other than in order to terminate any such contract in accordance with the Merger Agreement;

•          enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the Merger Agreement, or to take any action which would reasonably be expected to make any of the Company’s representations or warranties contained in the Merger Agreement materially untrue or incorrect or prevent the Company from performing one or more covenants required under the Merger to be performed by the Company.

Company Shareholder Meeting; Merger Proposal

The Company has agreed to, no later than fifth business days after the date of the Merger Agreement, establish a record date for, duly call, give notice of and convene a special meeting of its shareholders for the purpose of obtaining the approval of its shareholders to the Merger, and publish the notice of the Meeting. The notice of this Meeting was published on February 12, 2018 and the record date is February 13, 2018.

The Company has agreed, as promptly as reasonably practicable following the execution of the Merger Agreement, but no later than five business days after the date of the Merger Agreement, to furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting.

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with the Companies Law and delivered to the Israeli Companies Registrar. The Company and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with the Companies Law and to timely inform the Israeli Companies Registrar that such notices were given to their respective creditors. The executed merger proposal of the Merger Sub was filed with the Israeli Companies Registrar on February 12, 2018 and we will file our merger proposal within three days of the date hereof.

No Solicitation; Recommendation of the Merger

The Company has agreed that it will not, and will not permit any of its subsidiaries or their respective Representatives (defined in the Merger Agreement as officers, directors, investment bankers, attorneys or other authorized employees, agents, advisors or representatives or any direct or indirect subsidiaries), directly or indirectly, to

•          solicit, initiate, endorse, encourage or facilitate any Acquisition Proposal (as defined below) or any inquiry, proposal or offer with respect to or that is reasonably likely to lead to any Acquisition Proposal;

•          enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal; or

•          resolve, agree or propose to do any of the foregoing.

The term “Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition, in one transaction or a series of transactions, involving: (i) the direct or indirect acquisition of securities, or tender offer, or exchange offer by any person or group of persons that, if consummated, would result in such person or group of persons beneficially owning more than 15% of the Ordinary Shares; (ii) a merger, consolidation, business combination, scheme of arrangement, joint venture or similar transaction involving the Company and/or any of its subsidiaries (except for any such transaction between or among two or more of the Company’s subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than 15% of the total consolidated assets of the Company and its subsidiaries (including for this purpose the outstanding equity securities of the Company’s subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company in consideration for at least 15% of the market value of all of the Company’s Ordinary Shares on the last trading day prior to the date of the Merger Agreement; or (v) any issuance by the Company individually or in the aggregate of 5% or more of its equity securities, excluding from the foregoing the exercise of Company options that are outstanding as of the date of the Merger Agreement.

Notwithstanding the restrictions above, if prior to obtaining the Company shareholder approval, (a) the Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, such Acquisition Proposal was unsolicited and did not otherwise result from a breach of the Merger Agreement, (b) the Company Board determines in good faith, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal (as defined below), and (c) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to result in a breach of the fiduciary duties of its directors under applicable Israeli law, then the Company may (x) furnish information with respect to the Company and its subsidiaries to the party making such Acquisition Proposal and/or afford such party access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, pursuant to a confidentiality agreement containing terms substantially similar to those set forth in the confidentiality agreement entered into by the Company dated August 29, 2017; provided, that any non-public information provided to any such party shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such party, and (y) participate in discussions or negotiations with the party making such Acquisition Proposal regarding such Acquisition Proposal.

The term “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal, on (A) terms that the Company Board has determined in good faith, after consultation with its financial advisor and outside counsel, taking into account all relevant legal, financial and regulatory aspects and the terms of such Acquisition Proposal, would be more favorable to the Company shareholders (in their capacity as such) than the Merger and (B) which the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of the proposal; provided that references in the term “Acquisition Proposal” to “15%” will be deemed to be references to “50%”.

Additionally, if prior to obtaining the Company shareholder approval, an “Intervening Event” (as defined below), occurs, the Board may withdraw its declaration of advisability of the Merger Agreement, the Merger or any of the other transactions contemplated hereby.

An “Intervening Event” means an event, occurrence or development that (i) materially affects the business, assets or operations of the Company and its subsidiaries, taken as a whole and which is, or the implications of which are, unknown to, or were not reasonably foreseeable by the Board as of the date of the Merger Agreement and (ii) does not relate to (A) any Acquisition Proposal, (B) any actions taken by Parent or the Company in accordance with the Merger Agreement to complete the Merger, or the consequences of any such action or (C) any effects, changes, conditions, facts, developments, occurrences or events described in clauses (i) through (vi) in the definition of “Company Material Adverse Effect” which are, or the implications of which are, unknown to, or were not reasonably foreseeable by, the Board as of the date of the Merger Agreement.

If, prior to obtaining the Company Shareholder Approval, the Company Board determines in good faith as a result of its receipt of an Acquisition Proposal, after consultation with outside counsel, that the failure to do so would be reasonably likely to result in a breach of the fiduciary duties of its directors under applicable Israeli law, taking into account all adjustments to the terms of the Merger Agreement that may be offered by Parent, the Company Board may withdraw its declaration of advisability of the Merger Agreement, the Merger or any of the other transactions contemplated hereby, or declare advisable the approval by the Company shareholders of any Acquisition Proposal, or resolve, agree or publicly propose to take any such actions, or, solely in response to a Superior Proposal received after the date of the Merger Agreement that was unsolicited and did not otherwise result from a breach of the Merger Agreement, cause the Company to terminate the Merger Agreement and concurrently enter into a binding alternative acquisition agreement with respect to such Superior Proposal.

The Company may not make an adverse recommendation or terminate the Merger Agreement as described above unless it notifies Parent in writing at least five business days before taking such action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the party making, such Superior Proposal, and the Company shall, and shall make its financial and legal advisors available to, discuss and negotiate with Parent and Parent’s Representatives in good faith (to the extent Parent seeks to negotiate) any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by Parent.

In addition, the Company promptly (and in any event within 24 hours of receipt) will advise Parent in writing in the event the Company or any of its subsidiaries or Representatives receives any indication of a possible Acquisition Proposal or changes thereto, or if Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal.

The Company has agreed that any violation of the restrictions set forth above with respect to Acquisition Proposals will be deemed to be a material breach of the Merger Agreement by the Company.

Efforts to Consummate the Merger

Subject to the terms and conditions of the Merger Agreement, each of the Parent, Merger Sub and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including (a) causing the conditions to closing to be satisfied; (b) obtaining all necessary approvals from governmental authorities and making all necessary filings with governmental authorities, that are required in connection with, or necessary to consummate, the Merger and the other transactions contemplated by the Merger Agreement; (c) obtaining all necessary approvals from third parties or under any contracts to which the Company or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement so as to substantially maintain and preserve the benefits under these contracts following the closing; and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

Each of Parent, Merger Sub and the Company has agreed to, and cause their respective affiliates (if applicable) to promptly inform the other of any communication from any governmental authority regarding any of the transactions contemplated by the Merger Agreement in connection with any filings or investigations with, by or before any governmental authority relating to the Merger Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. Additionally, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable governmental authority, each of Parent, Merger Sub and the Company has agreed to (i) give each other reasonable advance notice of all meetings with any governmental authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any governmental authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any governmental authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a governmental authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the closing conditions to the Merger.

Each of Parent and the Company has agreed, and cause each of its subsidiaries, to take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable law (including antitrust law, if applicable), and to enable all waiting periods under any applicable law (including antitrust law, if applicable) to expire, and to avoid or eliminate each and every impediment under any applicable law (including antitrust law, if applicable) asserted by any governmental authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to June 11, 2018, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any governmental authority, (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Each of the Company and Merger Sub has also agreed to provide the requisite corporate notices concerning the Merger in Israel, to file the required merger proposals with the Israeli Companies Registrar and to notify their respective creditors of the Merger, to the extent applicable. Please see “The Merger—Israeli Companies Registrar” on page 30 for further information.

Nothing in the Merger Agreement requires Parent, the surviving company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the surviving company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a governmental authority or any other person or for any other reason.

Insurance

The Company may, with the prior written consent of Parent, purchase prior to the Effective Time a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies with respect to acts or omissions occurring prior to the Effective Time that were committed by the officers and directors of the Company (with the exception of the Continuing Officers), in their capacity as such, in each case provided that except as otherwise set forth in the Merger Agreement, the premium of such insurance policy shall not exceed 300% of the annual premium for the existing directors’ and officers’ liability insurance policy.

Tax Rulings

Pursuant to the Merger Agreement, the Company as soon as reasonably practicable after the execution of the Merger Agreement, will prepare and file with the Israel Tax Authority an application for a ruling (a) with respect to holders of Ordinary Shares or options to purchase Ordinary Shares that are non-Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), exempting Parent, the Paying Agent, the surviving company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the surviving company and their respective agents on how such withholding is to be executed; and (b) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority) (excluding Ordinary Shares subject to Section 102 of the Tax Ordinance) exempting Parent, the Paying Agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the surviving company and their respective agents on how such withholding is to be executed (we refer to such ruling as the Withholding Tax Ruling).

Certain Other Covenants

The Merger Agreement contains additional covenants, including relating to cooperation in connection with the preparation of the Company’s proxy statement, public announcements, notices of certain events, access by Parent to the properties, books and records and personnel of the Company and its subsidiaries, cessation of the quotation of the Ordinary Shares on the OTCQB and the deregistration of the Ordinary Shares under the Exchange Act, termination of certain agreements, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the Merger Agreement and prior to the Effective Time.

Conditions to the Merger

Closing Conditions Applicable to Both Sides

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver, on or prior to the Effective Time, of all of the following conditions:

•          the Company Shareholder Approval has been obtained;

•          No temporary restraining order, preliminary or permanent injunction, or other order preventing the consummation of the Merger has been issued by any court of competent jurisdiction and remains in effect, and there is not any law that makes consummation of the Merger illegal;

•          As required by the Companies Act, at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained.

the Company and Merger Sub shall have received a certificate evidencing the merger from the Registrar of Companies of the State of Israel.

Conditions to Parent’s and Merger Sub’s Obligations to Close

The obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•          (a) the representations and warranties of the Company regarding corporate power to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, and regarding certain actions of the Board and the Company’s shareholders, the Company’s capitalization, its subsidiaries and compliance with the Company’s public reporting requirements, are true and correct in all respects as of the Effective Time, and (b) all other representations and warranties of the Company are true and correct as of Effective Time, except for any inaccuracy which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•          the Company has performed and complied with its obligations under the Merger Agreement in all material respects;

•          no Material Adverse Effect has occurred since the execution of the Merger Agreement;

•          the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied;

•          the delivery of a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association is in effect, (C) the Company’s board resolutions approving the Merger and the Merger Agreement, (D) the receipt of the required shareholder approval, and (E) the incumbency of each of the Company’s officers authorized to sign, on behalf of the Company, the Merger Agreement executed or to be executed and delivered by the Company pursuant to this Agreement;

•          the delivery by the Company of intellectual property assignment undertakings have been executed by certain employees and consultants of the Company and subsidiaries;

•          the delivery by the Company of the updated shareholder register as of the Closing Date;

•          the delivery by the Company of all required third party and regulatory approvals;

•          there shall not be any legal proceedings (i) challenging the acquisition by Parent or Merger Sub of any Ordinary Shares, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any other transaction contemplated hereby, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote the Ordinary Shares purchased by it on all matters properly presented to the Company’s shareholders, or (iv) which is reasonably likely to have a Company Material Adverse Effect.

•          no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority shall be in effect which has or could have the effect of limiting or restricting Parent’s ownership, conduct or operation of the business of the Company or its subsidiaries, following the Closing, or seeking the award of material damages against the Company, its subsidiaries, Parent or Merger Sub in connection with this transaction or the ownership of the Company by Parent, nor shall there be any suit, action or proceeding seeking any of the foregoing or any antitrust restraint.

•          there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect following the execution and delivery of this Agreement.

•          Parent shall have received written resignation letters from each of the members of the respective Board of the Company and each of the Company’s subsidiaries, or other evidence of their removal, effective as of the later of the Closing or the appointment of at least one Parent-nominated director.

•          The Company shall have provided evidence satisfactory to Parent of its compliance with the Work Safety Regulations (Occupational Safety and Safety of those who engage with Laser Radiation), 2005, including the obtaining of all necessary permits and approvals regarding its use of any dangerous laser products.

Conditions to Company’s Obligation to Close

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•          (a) the representations and warranties of each of the Parent and Merger Sub regarding corporate power to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, are true and correct in all respects as of the Effective Time, and (b) all other representations and warranties of the Company are true and correct as of Effective Time, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement;

•          Each of the Parent and Merger Sub has performed and complied with its obligations under the Merger Agreement in all material respects;

•          the delivery of an officer’s certificate in respect of each of the Parent and Merger Sub certifying that the above conditions have been satisfied;

•          the delivery by the Parent of the Paying Agent Agreement, executed by the Parent and the Paying Agent; and

•          the delivery by the Parent of the Articles of Association of the Merger Sub which will be in effect on the Effective Date.

Termination Provisions

The Merger Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated and the Merger abandoned prior to the Effective Time by either Parent or the Company if:

•          the Merger is not consummated by June 11, 2018 (that is, the date that is four months after the date of the Merger Agreement (the “Outside Date”);

•          a governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or requiring the parties to make such changes to the terms of the Merger Agreement as would prevent the parties from obtaining, in all material respects, the benefits of the Merger Agreement (the right to terminate in these circumstances is not available to a party if the issuance of such judgment, order, injunction, rule, decree, ruling or other action was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement); or

•          the required majority of the Company’s shareholders have not approved the Merger after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•          at any time prior to obtaining the approval of the Company’s shareholders, in order to accept a Superior Proposal, provided, that the Company shall have concurrently with such termination entered into the associated alternative acquisition agreement and paid any fees and expenses due under the termination provisions of the Merger Agreement; or

•          Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in each case which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time, would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach by the earlier of the Outside Date and within 10 business days following notice of the breach.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•          the Company has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of the Company shall have become untrue, in each case which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time, would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach by the earlier of the Outside Date and within 10 business days following notice of the breach;

•          our Board has withdrawn its declaration of advisability of the Merger Agreement, or declared advisable the approval by the Company shareholders of any Acquisition Proposal, or resolved, agreed or publicly proposed to take any such actions, or has failed to recommend to our shareholders not to tender any Ordinary Shares in the event of a tender or exchange offer that constitutes and Acquisition Proposal;

•          the Company has failed publicly to reaffirm its recommendation of the Merger after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Company’s shareholders upon a request to do so by the Parent; or

•          in the event of any temporary restraining order, preliminary or permanent injunction or other order issued by a governmental authority or other legal restraint, in each case resulting from an action by the Company, which would prevent the enforcement of the Company’s no solicitation of Acquisition Proposals obligations under the Merger Agreement.

Effect of Termination

If the Merger Agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which shall survive the termination of the Merger Agreement. The termination of the Merger Agreement will not relieve any party from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of the Merger Agreement. For purposes of the Merger Agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the Merger Agreement.

Termination Fee

In the event that:

•          (A) after the date of the Merger Agreement and at or prior to the date of the Meeting, an Acquisition Proposal is made directly to the Company shareholders or is publicly disclosed and shall not have been withdrawn or otherwise abandoned; (B) the Merger Agreement is terminated by the Parent or Company as a result of the failure to obtain the required shareholder approval of the Merger; and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal (provided, that each reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

•          the Merger Agreement is terminated by Parent where our Board has (i) withdrawn its declaration of advisability of the Merger Agreement, (ii) declared advisable the approval by the Company shareholders of any Acquisition Proposal, or resolved, agreed or publicly proposed to take any such actions, (iii) has failed to recommend to our shareholders not to tender any Ordinary Shares in the event of a tender or exchange offer that constitutes and Acquisition Proposal, or (iv) has failed publicly to reaffirm its recommendation of the Merger after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Company’s shareholders upon a request to do so by the Parent; or

•          the Merger Agreement is terminated by the Company at any time prior to obtaining the Company’s shareholder approval, in order to accept a Superior Proposal, provided, that the Company shall have concurrently with such termination entered into the associated alternative acquisition agreement and paid the fees due under the termination provisions of the Merger Agreement,

Expenses

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

Amendments

Subject to applicable law and subject to the other provisions of the Merger Agreement the Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the requisite shareholder approval for the Merger, no amendment shall be made to this Agreement that requires the approval of the Company’s shareholders under applicable law without obtaining the requisite shareholder approval of such amendment.

Governing Law and Jurisdiction

The Merger Agreement and any dispute in connection therewith will be governed by, construed and enforced in accordance with the laws of the State of Israel, and any action or proceeding arising in connection with the Merger Agreement will be brought only before the competent courts located in Tel Aviv-Jaffa, Israel.

PROPOSAL 2

PURCHASE OF TAIL D&O LIABILITY INSURANCE

Background

Under the Companies Law, a company may insure an office holder (which consists of a director, general manager (that is, a chief executive officer), chief business manager, deputy general manager, vice general manager, other manager directly reporting to the general manager, or any other person performing the functions thereof (other than the position of a director), without regard to such person’s title) against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided for in the company's articles of association:

■	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

■	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

■	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not insure (or indemnify or exculpate) an office holder against any of the following:

■
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

■	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;

■	an act or omission committed with intent to derive illegal personal benefit; or

■	a fine, civil fine, monetary sanction or forfeit levied against the office holder.

Our articles of association allow us to insure our office holders to the fullest extent permitted by law.

Our existing directors’ and officers’ liability insurance policy (“D&O” Insurance Policy”) covers our directors and officers for liability of up to $10 million, at an annual premium of approximately $45,000. This policy expires on April 30, 2018.

The purpose of the insurance that we provide to our directors and officers is to ensure that they are provided with adequate financial protection (as support for our indemnification obligations towards them) against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, our company.

As described in the Merger Proposal, under the Merger Agreement, the Company may purchase, with the approval of the Parent, a seven year “tail” policy in respect of its directors’ and officers’ insurance policy, in each case at the pre-Merger coverage level, at a maximum premium equal to 300% the annual premium of the D&O Insurance Policy, for all current and former directors and officers of the Company and its subsidiaries serving at or prior to the Effective Time.

Because we are currently party to the Merger Agreement and require shareholder approval for, and are attempting to fulfill all conditions for, the Merger, there is an increased risk of litigation and other claims being asserted against our directors and officers in respect of the Merger and the pre-Merger period, even after the actual consummation of the Merger. We value the contributions of our current officers and directors, and we believe that it is the best interest of our company and our shareholders that they continue to serve until the Effective Time of the Merger (assuming that the Merger is consummated). In order to encourage them to do so, we believe that it is necessary to continue the insurance coverage for all claims that arise against them in respect of all periods prior to the Merger for an additional seven years following the Effective Time. By doing so, we will assure them that they will be adequately protected - even against claims that may not be asserted against them until a significant period of time has elapsed following the Merger.

In order to secure our directors’ and officers’ entitlement to insurance, our company intends to purchase a seven-year “tail” policy in respect of our directors’ and officers’ liability insurance policy, at the current, pre-Merger coverage level of up to $10 million, at a maximum premium equal to 300% the annual premium of the D&O Insurance Policy. In accordance with the Company’s Compensation Policy, allowing the Company to purchase “runoff” insurances, each of the compensation committee of our Board and the Board has approved our obtaining the subject “tail” policy, subject to consummation of the Merger. Under the Companies Law, because the subject policy will cover some of our directors among our other office holders (as defined in the Companies Law), in order to obtain the policy, we require the approval of our shareholders as well.

Proposed Resolution

We are proposing that our shareholders approve our prospective purchase of the Tail Insurance Policy, subject to consummation of the Merger, via the adoption of the following resolution at the Meeting:

“RESOLVED, that subject to and effective upon the consummation of the Merger, EVS’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under the current D&O Insurance Policy, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed 300% of the annual premium of the D&O Insurance Policy and hereby is, approved in all respects by EVS’s shareholders.”

Required Majority

The vote required for approval of the Tail Insurance Policy is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving our purchase of the Tail Insurance Policy.

MARKET PRICE INFORMATION

In July 1996, we consummated an initial public offering of 2,000,000 Ordinary Shares. Effective December 29, 2000, our Ordinary Shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, at which time they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our Ordinary Shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board (OTCQB). On March 27, 2017, we completed a 1-for-10 reverse share split of our Ordinary Shares. From July 1996 until May 4, 1999, our Ordinary Shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our Ordinary Shares have been quoted under the symbol EVSNF.OB.

The following tables set forth the high and low sales prices for our Ordinary Shares on the OTCQB market for the periods indicated (adjusted to take into account the March 27, 2017 1-for-10 reverse share split):

Period	High ($)	Low ($)
January 2018	3.1	2.984
December 2017	3.11	2.65
November 2017	3.2	2.55
October 2017	3.25	3.00
September 2017	3.4	3.02
August 2017	3.6	3.1

Fourth quarter 2017	3.25	2.55
Third quarter 2017	3.67	3.02
Second quarter 2017	4.02	3.45
First quarter 2017	4.2	2.66

Fourth quarter 2016	3.5	2.71
Third quarter 2016	3.55	2.455
Second quarter 2016	2.9	2.2
First quarter 2016	3.499	2.3

Year ended 2017	4.02	2.79
Year ended 2016	3.55	2.2
Year ended 2015	2	1.9
Year ended 2014	1.8	0.4
Year ended 2013	0.7	0.5

On February 9, 2018, the last full trading day prior to date of the public announcement of the signing of the Merger Agreement, the closing price per Ordinary Share on the OTCQB market was $2.91.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

The following table and notes set forth information, as of February 9, 2018, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our Ordinary Shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our Ordinary Shares. All capitalization information provided below was adjusted to reflect the 1-for-10 reverse share split that we effected back in March 2017.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class
Sam Cohen (1)(3)	1,593,300	16,91%
Yaron Menashe (2)(3)	1,607,591	17.07%
All directors and officers as a group (4)	3,330,891	34.81%
Avi Gross	1,702,786	18.12%

The percentages in this table are based on 9,399,635 Ordinary Shares currently issued and outstanding plus options exercisable for such person or group within 60 days.

(1)          Includes 20,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(2)          Includes 20,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)          Neither Mr. Sam Cohen nor Mr. Yaron Menashe is party to any voting agreement with respect to their shareholdings in the company (other than the separate voting agreements entered into with Parent as described in the section of this Proxy Statement entitled “The Merger Agreement-Likelihood of Closing” on page 32).

(4)          Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

As of February 9, 2018, there were a total of 41 holders of record of our Ordinary Shares, of which 9 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 79.64% of our outstanding Ordinary Shares.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or furnish to the SEC after the date of this Proxy Statement, contain important information about EVS and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•          Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 6, 2017;

•          Annual Report on Form 20-F for the fiscal year ended December 31, 2017, to the extent will be filed prior to the Meeting; and

•          Reports of Foreign Private Issuer on Form 6-K furnished on the following dates:

April 27, 2017

June 20, 2017

June 26, 2017

August 1, 2017

August 3, 2017

August 9, 2017

November 28, 2017

December 5, 2017

                                February 12, 2018

                Our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 contains, and our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, to the extent filed prior to the Meeting, will contain, a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED FEBRUARY 12, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

/s/ Yossi Ran
Yossi Ran
Chairman of the Board of Directors

APPENDIX TO PROXY STATEMENT

Appendix A - Opinion of BDO Consulting Group